Managing for Long-Term Profit Growth


COTEAU

North American Coal • NACCO Materials Handling Group • NACCO Housewares Group


Hamilton Beach

NACCO Industries, Inc. 2002 Annual Report and 10-K

At A Glance

NACCO Industries, Inc. is an operating holding company with three principal businesses: lift trucks, housewares and lignite coal mining. In 2002, total revenues were $2.5 billion and net income was $42.4 million.

Market Position	Competitive Advantages	Financial Targets	Key Business Programs
North American Coal is the nation's largest miner of lignite coal and among the 10 largest coal producers. Lignite coal is delivered to power plants adjacent to mines in North Dakota, Texas, Louisiana and Mississippi.	■ Mines provide steady income and free cash flow, and high ROE ■ Contracts structured to minimize exposure to market fluctuations of coal prices ■ 2.5 billion tons of lignite coal reserves; 1.2 billion tons are uncommitted ■ Outstanding operational and technological mining skills ■ Highly efficient heavy equipment utilization ■ Excellent record for environmental protection and employee safety	Long-term minimum operating profit target of 10%	■ Low-cost mining services ■ New domestic mining project identification
NACCO Materials Handling Group is a world leader in the lift truck industry with an estimated 13 percent market share worldwide, including a leading 28 percent in the Americas market. Lift trucks are distributed through a worldwide network of independent Hyster and Yale dealers and a limited number of wholly owned dealers.	■ Leading market share positions ■ Number one market position in North America, number three worldwide ■ Highly recognized Hyster and Yale brand names ■ Large installed population base of lift trucks; an estimated 650,000 Hyster and Yale lift trucks in operation worldwide ■ Highly diverse customer base with over 600 different end-user applications in 900 industries ■ Comprehensive global product line ■ Strong dealer network ■ Industry-leading national account coverage in the Americas ■ Globally integrated operations with significant economies of scale	Long-term minimum operating profit target of 9% at average market levels	■ New product development ■ Quality enhancement ■ Dealer network enhancement ■ National and global accounts expansion ■ Aftermarket parts sales growth ■ Lean manufacturing ■ Global procurement
Hamilton Beach◊Proctor-Silex has the number one or two dollar share positions in 12 of its 15 core product categories in the United States and is the number one manufacturer of commercial blenders and spindle mixers. HB◊PS is the market share leader in Canada. HB◊PS products are distributed through mass merchants, national discount department stores, warehouse clubs and other retail sales outlets. Kitchen Collection is the nation's leading specialty retailer of kitchen and related products in factory outlet malls with 173 stores throughout the United States.	**HB◊PS:** ■ Strong heritage brands with leading market shares ■ Strong relationships with leading retailers ■ Highly professional and experienced management team ■ Successful track record of product line expansion and new product innovation ■ Industry leading working capital management **KCI:** ■ Highly analytical merchandising skills and disciplined operating controls	**HB◊PS:** Minimum operating profit target of 10% **KCI:** Minimum operating profit target of 5.5%	**HB◊PS:** ■ Innovative new products ■ Product cost reduction ■ TrueAir™ home health products ■ Channel depth **KCI:** ■ Gadgets & More® store expansion in traditional enclosed malls ■ Hamilton Beach® and Proctor-Silex® private label branding programs

NACCO Industries, Inc

Principal Businesses	2002 Financial Results
The North American Coal Corporation Headquarters: Dallas, Texas North American Coal operates six surface lignite coal mines for electric power providers and one dragline mining operation at a limerock quarry.	Revenues: $349.3 million Operating profit: $50.1 million Net income: $19.6 million
NACCO Materials Handling Group (NMHG) World Headquarters: Portland, Oregon NMHG Wholesale designs, manufactures and sells a comprehensive line of lift trucks and aftermarket parts on a global basis under the Hyster® and Yale® brand names. Lift trucks and component parts are manufactured in the United States, Northern Ireland, Scotland, the Netherlands, China, Italy, Japan, Mexico, the Philippines and Brazil.	Revenues: $1.4 billion Operating profit: $48.9 million Net income: $21.5 million
NMHG Retail operates a small number of wholly owned dealers selling Hyster and Yale lift trucks and aftermarket parts.	Revenues: $172.2 million Operating loss: $3.2 million Net loss: $9.2 million
NACCO Housewares Group Hamilton Beach◊Proctor-Silex (HB◊PS) Headquarters: Richmond, Virginia HB◊PS designs, manufactures and distributes small kitchen electric and home health electric appliances. The company also makes small electric appliances for commercial markets. Kitchen Collection (KCI) Headquarters: Chillicothe, Ohio KCI is a national specialty retailer of brand-name kitchenware, small electric appliances and related accessories. The company operates stores under the Kitchen Collection® name in outlet malls and under the Gadgets & More® name in traditional enclosed malls.	**NACCO Housewares Group:** Revenues: $610.3 million Operating profit: $40.9 million Net income: $17.8 million




HYSTER 50



Selected Financial and Operating Data

NACCO Industries, Inc. and Subsidiaries

	Year Ended December 31				
	2002	2001	2000	1999	1998
	(In millions, except per share data)				
Operating Statement Data:					
Revenues	$ 2,548.1	$ 2,637.9	$ 2,871.3	$ 2,635.9	$ 2,569.3
Goodwill amortization	$ –	$ 15.9	$ 15.7	$ 15.2	$ 14.7
Operating profit	$ 131.8	$ 5.7	$ 117.9	$ 131.3	$ 198.1
Operating profit excluding goodwill amortization	$ 131.8	$ 21.6	$ 133.6	$ 146.5	$ 212.8
Income (loss) before extraordinary gain (loss) and cumulative effect of accounting changes	$ 49.6	$ (34.7)	$ 37.8	$ 54.3	$ 102.3
Extraordinary gain (loss), net-of-tax	(7.2)	–	29.9	–	–
Cumulative effect of accounting changes, net-of-tax	–	(1.3)	–	(1.2)	–
Net income (loss)	$ 42.4	$ (36.0)	$ 67.7	$ 53.1	$ 102.3
Net income (loss) excluding goodwill amortization	$ 42.4	$ (20.1)	$ 83.4	$ 68.3	$ 117.0
Diluted earnings per share:					
Income (loss) before extraordinary gain (loss) and cumulative effect of accounting changes	$ 6.05	$ (4.24)	$ 4.63	$ 6.66	$ 12.53
Extraordinary gain (loss), net-of-tax	(0.88)	–	3.66	–	–
Cumulative effect of accounting changes, net-of-tax	–	(0.16)	–	(0.15)	–
Net income (loss)	$ 5.17	$ (4.40)	$ 8.29	$ 6.51	$ 12.53
Diluted earnings per share excluding goodwill amortization:					
Net income (loss)	$ 5.17	$ (4.40)	$ 8.29	$ 6.51	$ 12.53
Goodwill amortization	–	1.95	1.92	1.86	1.80
Net income (loss) excluding goodwill amortization	$ 5.17	$ (2.45)	$ 10.21	$ 8.37	$ 14.33
Balance Sheet Data at December 31:					
Total assets	$ 2,123.9	$ 2,161.9	$ 2,193.9	$ 2,013.0	$ 1,898.3
Long-term debt	$ 406.5	$ 248.1	$ 450.0	$ 326.3	$ 256.4
Stockholders' equity	$ 559.4	$ 529.3	$ 606.4	$ 562.2	$ 518.3

Note: On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." The Company discontinued amortization of its goodwill in accordance with this Statement.



Total Revenues
(in billions)
$3.0
$2.0
$1.0
$0.0
$2.6
$2.6
$2.9
$2.6
$2.5
1998
1999
2000
2001
2002



Diluted Earnings per Share
(excluding goodwill amortization)
$15
$10
$ 5
$ 0
$ (5)
$14.33
$8.37
$10.21
$(2.45)
$5.17
1998
1999
2000
2001
2002

Selected Financial and Operating Data

NACCO Industries, Inc. and Subsidiaries

	Year Ended December 31				
	2002	2001	2000	1999	1998
	(In millions, except per share and employee data)				
Cash Flow Data:					
Provided by operating activities	$ **173.9**	$ 136.0	$ 133.0	$ 129.1	$ 144.3
Used for investing activities	$ **(19.6)**	$ (95.1)	$ (234.2)	$ (161.4)	$ (121.8)
Provided by (used for) financing activities	$ **(166.4)**	$ (1.6)	$ 98.3	$ 35.3	$ (12.1)
Other Data:					
EBITDA*	$ **171.5**	$ 78.3	$ 165.1	$ 182.6	$ 243.6
Per share data:					
Cash dividends	$ **0.970**	$ 0.930	$ 0.890	$ 0.850	$ 0.810
Market value at December 31	$ **43.77**	$ 56.79	$ 43.69	$ 55.56	$ 92.00
Stockholders' equity at December 31	$ **68.21**	$ 64.58	$ 74.21	$ 68.92	$ 63.83
Actual shares outstanding at December 31	**8.201**	8.196	8.171	8.157	8.120
Average shares outstanding	**8.198**	8.190	8.167	8.150	8.147
Total employees at December 31	**12,200**	13,500	17,200	16,000	14,100

*EBITDA is provided solely as a supplemental disclosure with respect to liquidity because management believes it provides useful information regarding a company's ability to service its indebtedness. EBITDA does not represent cash flow from operations, as defined by accounting principles generally accepted in the United States. You should not consider EBITDA as a substitute for net income or net loss, or as an indicator of our operating performance or whether cash flows will be sufficient to fund our cash needs. We define EBITDA as income before income taxes, minority interest (income) expense, extraordinary gain (loss) and cumulative effect of accounting changes plus net interest expense and depreciation, depletion and amortization. However, interest expense, depreciation, depletion and amortization attributable to project mining subsidiaries are not included. EBITDA is not a measurement under accounting principles generally accepted in the United States and is not necessarily comparable with similarly titled measures of other companies. Net cash flows from operating, investing and financing activities as determined using accounting principles generally accepted in the United States are also presented above. A reconciliation of cash flow from operations to EBITDA is presented below.

	2002	2001	2000	1999	1998
Reconciliation of cash flow from operations to EBITDA*					
Cash flow from operations	$ **173.9**	$ 136.0	$ 133.0	$ 129.1	$ 144.3
Change in working capital items	**(9.0)**	(26.2)	14.0	31.4	44.0
(Loss) gain on sale of assets	**1.5**	(10.5)	(1.4)	(0.4)	–
Restructuring charges	**(12.3)**	(21.5)	(15.6)	(1.2)	(1.6)
Difference between deferred tax expense and total tax expense/benefit	**(6.5)**	(4.9)	34.8	28.4	73.9
Other non-cash items	**4.8**	(0.7)	1.3	3.3	(5.6)
Interest expense, net	**48.8**	36.7	27.7	20.8	19.3
Project mining subsidiaries depreciation, depletion and amortization	**(29.7)**	(30.6)	(28.7)	(28.8)	(30.7)
EBITDA*	$ **171.5**	$ 78.3	$ 165.1	$ 182.6	$ 243.6
Calculation of EBITDA*					
Net income (loss)	$ **42.4**	$ (36.0)	$ 67.7	$ 53.1	$ 102.3
Cumulative effect of accounting changes, net-of-tax	**–**	1.3	–	1.2	–
Extraordinary (gain) loss, net-of-tax	**7.2**	–	(29.9)	–	–
Minority interest (income) expense	**(1.2)**	(0.8)	(0.1)	0.6	3.0
Income taxes provision (benefit)	**11.3**	(9.9)	22.3	31.7	60.7
Interest expense (excluding project mining subsidiaries)	**52.6**	40.5	30.2	25.7	21.6
Interest income	**(3.8)**	(3.8)	(2.5)	(4.9)	(2.3)
Depreciation, depletion and amortization expense (excluding project mining subsidiaries)	**63.0**	87.0	77.4	75.2	58.3
EBITDA*	$ **171.5**	$ 78.3	$ 165.1	$ 182.6	$ 243.6

Contents

To Our Stockholders

To Our Stockholders

In 2002, NACCO Industries reported net income of $42.4 million, or $5.17 per share, compared to a net loss of $36.0 million, or $4.40 per share, in 2001. This improvement from substantial net loss to substantial net income was achieved despite lower revenues of $2.5 billion in 2002 compared to $2.6 billion in 2001. Lower revenues were primarily caused by lower unit volumes both at NACCO Materials Handling Group (NMHG), due to lower industry volumes, and at Hamilton Beach◊Proctor-Silex, where the company strategically withdrew from selected low-margin, opening-price-point business. Improved net income in 2002 was primarily due to the positive impact of cost reduction and improvement programs initiated in prior years and was achieved despite very depressed lift truck markets and weak consumer markets in the United States.

Net income for 2002 included a fourth quarter $7.2 million after-tax extraordinary loss at Bellaire Corporation, the Company's wholly owned non-operating subsidiary which manages ongoing liabilities related largely to the Company's closed Eastern U.S. underground mines. The extraordinary loss resulted from an increase in Bellaire's obligation for United Mine Workers of America retiree medical health care benefits as a result of an unfavorable U.S. Supreme Court ruling in January 2003. Earnings in 2002 before this extraordinary loss were $49.6 million, or $6.05 per share. Also, net income for 2002 was reduced by a restructuring charge at NMHG of $8.0 million after-tax which was not fully offset by the net positive effect of other one-time items incurred during the year.

In 2002, NACCO generated $123.8 million in consolidated cash flow before financing activities, excluding project mines. This was well above 2001 levels, when the Company generated $22.8 million despite a large net loss. Each of NACCO's subsidiary companies generated significant cash flow before financing: $57.6 million at NACCO Materials Handling Group; $48.8 million at NACCO Housewares Group; and $29.4 million at North American Coal, excluding project mines.

NACCO Maintains A Long-Term Perspective

The Company's improved net income and cash flow performance in 2002 resulted directly from the continuing successful implementation of long-term programs initiated in previous years. NACCO expects these programs, as well as the recently announced restructuring program at NMHG, to continue to mature in 2003 and to position the subsidiary companies for improved financial performance in future years.

NACCO has consistently maintained a long-term perspective with respect to its subsidiary companies, which is reflected in four guiding principles:

- Secure highly professional management teams;
- Build industry-leading market positions;
- Create sustainable competitive advantage positions; and
- Attain industry-leading operational effectiveness and efficiencies.

To help achieve these guiding principles, the NACCO parent company, which consists of a small group of experienced specialists, plays a significant role through two key functions: oversight and consulting. As part of its oversight role, the parent company works closely with subsidiary company CEOs and senior managers to reinforce the process of constructive change in order to enhance long-term, sustainable competitive advantage, to ensure that programs are developed to enable each subsidiary company to achieve mutually agreed-upon financial targets, and to monitor the disciplined execution of key programs.

Through its consulting capabilities, the NACCO parent company provides its subsidiary companies with highly analytical, disciplined and dedicated value-added consulting services. These services include not only business operations and strategy consulting provided by the Company's internal consulting group, but also acquisition and divestiture services; financial, tax and accounting advisory services; and focused legal and compensation services.

These parent company oversight and consulting roles are reinforced by a corporate governance structure designed to ensure accountability, fiscal responsibility and the highest levels of ethical behavior. At NACCO, this corporate governance program has four key elements:

- A strong, independent board of directors to ensure effective board oversight. This oversight is reinforced by our subsidiary company structures, in which each subsidiary company has its own CEO and its own strong, independent board of directors, each of which includes, as core board members, the parent company directors.
- A strong nominating and governance committee to ensure continued board independence.
- A strong compensation committee (which is combined with the nominating and governance committee) to ensure responsible compensation levels and no management self-dealing.
- A strong independent audit committee to ensure accounting integrity.

We will further address the issue of corporate governance in more detail in a forthcoming publication that will soon be mailed to stockholders and other interested parties.

"The Company's improved net income and cash flow performance in 2002 resulted directly from the continuing successful implementation of long-term programs initiated in previous years."

Key Long-Term Programs

Consistent with NACCO's long-term perspective, key long-term programs are designed both to increase the profitability of each subsidiary company to at least its minimum operating profit target as a percent of sales, and also to generate growth in each subsidiary company.

Key Programs To Enhance Profitability

Key strategic cost reduction and operational improvement programs are designed to achieve each subsidiary company's long-term minimum operating profit target. Net income improvement in 2002 was, to a large measure, due to the successful implementation of these key programs. These profitability enhancement programs have as their main objective achieving minimum operating profit targets at each subsidiary company by 2007 or before.

North American Coal

North American Coal's long-term target is to achieve a minimum 10 percent operating profit. In 2002, North American Coal exceeded its target. However, achieving its minimum operating profit target in the immediate future will be challenging.

Short-term operating profit levels at North American Coal are expected to be somewhat below target largely due to the adverse effect of the adoption of a new accounting rule which governs the recognition of future mine closure costs and the absence of liquidated damages payments and inefficiencies during start-up operations at the Mississippi Lignite Mining Company. However, North American Coal has an intense focus on improving productivity as mine development is completed at the Mississippi Lignite Mining Company. In addition, North American Coal is striving to improve results at any mine not achieving a return in excess of its cost of capital and, generally, to improve continuously operating profitability at each of its mines.

Specifically, North American Coal continues to focus on providing low-cost mining services to its customers by reducing the costs of its operations through the use of innovative mining methods, highly efficient heavy equipment management, and the retention of a skilled work force at its individual mines. Overall, North American Coal has an objective of returning to its 10 percent operating profit target no later than 2007.

NACCO Materials Handling Group

NMHG's objective is to reach a minimum operating profit target of 9 percent at the mid-point of the market cycle, although minimum operating profit target expectations will vary appropriately when markets are higher or lower.

NMHG continued the successful implementation of key programs in 2002, which provided significant profit improvement benefits in 2002. NMHG will, however, incur substantial costs, particularly in 2003, especially as a result of its new product development programs and the restructuring program announced in 2002. Key programs in place are expected to improve results in 2004 through 2006 and to reach maturity in 2007.

Specific programs focus on developing new, low-cost lift truck designs, utilizing common components across multiple lift truck classes, which permit more effective tailoring of lift trucks to customer application requirements, and which reduce manufacturing costs. NMHG's procurement initiative is focused on reducing materials costs, and a broad complement of lean manufacturing initiatives, such as Demand Flow Technology, are focused on reducing manufacturing costs. Improved product quality is the focus of enhanced reliability engineering programs and specific series and plant quality improvement initiatives. Finally, specific NMHG Retail programs seek to maintain at least break-even performance at wholly owned dealers while improving their market position.

Hamilton Beach◊Proctor-Silex

Hamilton Beach◊Proctor-Silex's objective is to achieve a minimum operating profit target of 10 percent by 2005, when its key programs are expected to mature. Specific programs seek to achieve reduced product costs through manufacturing restructuring coupled with increased product sourcing from China, enhanced distribution efficiency, improved margins from an increased mix of higher margin products and improved quality and customer satisfaction.

Kitchen Collection

Kitchen Collection's goal is to continue earning at least its minimum operating profit target of 5.5 percent through its highly disciplined and analytical approach to merchandising and through increasing its offerings of Hamilton Beach® and Proctor-Silex® branded private label products.

Overall, the programs outlined above are designed to improve performance at each subsidiary company over the next few years, with the objective of achieving minimum operating profit targets at each subsidiary company by 2007 or earlier, even without taking into consideration programs designed to generate future revenue growth.

During this period, the Company also has an objective of generating substantial positive cash flow before financing activities, excluding project mines, since the Company's capital expenditure requirements are expected to be focused largely on new product development programs.

NACCO Industries reported net income of $42.4 million, or $5.17 per share in 2002. Had each of NACCO's subsidiary companies achieved its operating profit targets in 2002, the Company would have generated additional net income of $60.6 million, or $7.39 additional earnings per share. Further, assuming increased cash flow could eliminate debt, and thereby interest costs, the Company could have had additional net income of $42.9 million, or $5.24 additional earnings per share. Clearly, the stakes involved in executing the Company's profit enhancement programs are very high, and have NACCO's full commitment.

Key Programs Generate Revenue Growth

Programs to increase revenues at each subsidiary company have been designed to supplement programs aimed at reaching minimum operating profit targets. Each subsidiary company has important programs under way to increase revenues and expand market share.

North American Coal

North American Coal is pursuing new mining projects to utilize the company's own substantial lignite coal reserves or those owned or controlled by others. In addition, North

American Coal is seeking other natural resource mining applications in which to apply its expertise. While the company cannot predict the timing of new mining ventures, the company has been successful in developing new ventures in recent years, with the most significant being the Mississippi Lignite Mining Company. The company believes other such opportunities will arise in the future, possibly from discussions currently under way.

NACCO *Materials Handling Group*

NACCO Materials Handling Group will be introducing new product designs over the next several years that are designed to meet specific customer applications more effectively with the highest quality products. To capitalize on the introduction of these new products and on NMHG's high operating leverage, the company is implementing several major programs designed to improve market shares.

These programs include strengthening its dealer network, expanding its national account program and increasing its aftermarket parts business by offering a broader range of competitors' parts.

Hamilton Beach◊Proctor-Silex

Hamilton Beach◊Proctor-Silex is introducing new products with innovative, consumer-preferred features. The company also is implementing programs to penetrate more effectively a broader range of retail distribution channels and to increase its TrueAir™ home health business. Finally, the company is seeking to expand its brand name offerings.

Kitchen Collection

While there is limited growth potential in the Kitchen Collection® factory outlet mall store format, the company is optimistic about the growth potential of its new Gadgets & More® format in the large, traditional enclosed mall market.

Outlook

In summary, the Company has profit enhancement programs in place at each of its subsidiary companies which will continue to mature in 2003 and which are designed to position the Company for substantially improved results in 2004 through 2006, while having an ultimate objective of reaching operating profit targets at each subsidiary company by 2007 or earlier as programs mature. Financial performance also could benefit from improved markets as well as the successful implementation of growth programs.

Throughout this period, NACCO's objective is to generate significant positive cash flow before financing activities, excluding project mines. NACCO's intention is to use these cash flows to reduce debt levels unless other strategic opportunities of greater long-term benefit to the Company and its stockholders arise.

Clearly, we believe that NACCO's current share price ($43.40 at the close of the financial markets on March 17, 2003) does not reflect the improved results of 2002 or the profit enhancement or growth programs under way. However, by successfully executing the programs in place and achieving long-term objectives, we are certainly hopeful that the Company will receive an improved valuation and price/earnings ratio in the future.

****

In closing, I would like to thank all NACCO employees for their continued support, hard work and commitment in meeting the challenges of an extremely difficult business environment in 2002, and to extend a warm welcome to Michael E. Shannon, who joined NACCO's board of directors in 2002. Michael is the retired chairman of the board and chief financial and administrative officer of Ecolab, Inc., a *Fortune* 500 specialty chemical company. Michael brings to the NACCO board outstanding financial skills and broad business experience and capabilities. We are privileged to have him join us as a director.



Alfred M. Rankin, Jr.

Alfred M. Rankin, Jr.
Chairman, President and Chief Executive Officer
NACCO Industries, Inc.



The North American Coal Corporation







The North American Coal Corporation

2002 Results

North American Coal achieved strong operating results in 2002. Its mines sold 34.2 million tons of lignite coal in 2002 compared to 31.4 million tons in 2001, maintaining North American Coal's position as the nation's largest lignite coal producer and among the top 10 coal producers nationwide. The Florida Dragline Operations had a good year with deliveries 22 percent higher compared to 2001. Lignite reserves total 2.5 billion tons, of which 1.3 billion tons are committed to current customers.



Although North American Coal sold more tons of lignite coal in 2002 than in 2001, net income declined to $19.6 million in 2002 compared to $25.6 million in 2001. The decrease was primarily the result of a $9.6 million after-tax decrease in liquidated damages payments received by the Mississippi Lignite Mining Company in 2002, compared to 2001, which was not fully offset by additional net income generated from mining more tons of lignite coal. Liquidated damages ceased when the customer's power plant reached commercial operation early in 2002.

Net income in 2002 also was reduced by a return to contractually agreed lignite coal sales at the Red River Mining Company in Louisiana, compared to unusually high volumes in 2001. A $1.9 million after-tax charge for the write-off of an investment in undeveloped reserves was more than offset by a gain on the sale in 2002 of undeveloped Eastern coal reserves and favorable tax adjustments. In 2002, North American Coal, excluding project mining subsidiaries, generated $29.4 million in cash flow before financing activities.

Vision, Strategy And Core Competencies

North American Coal's vision is to be the leading low-cost miner of lignite coal used in electric generation and coal gasification plants and to provide selected value-added services for other natural resources companies.

North American Coal's strategy is to pursue mining opportunities that allow it to leverage its low-cost mining expertise while minimizing its exposure to the market price of coal. While North American Coal may appear to be a typical coal mining company, it has carefully structured most of its coal supply agreements to be cost reimbursable with a management fee. As a result, North American Coal and its customers share a common goal of minimizing costs. Implementation of North American Coal's strategies allow it to earn a solid margin for its services and to earn, on a regular basis, returns on invested capital substantially in excess of its cost of capital.

North American Coal's core competencies, all of which are critical to supporting its strategy, include outstanding operational and technical mining skills, highly efficient heavy equipment utilization and an outstanding commitment to environmental responsibility and employee safety.

The Coteau Properties Company's Freedom Mine, North American Coal's largest mining operation, uses a variety of heavy duty equipment to remove overburden (dirt) and lignite coal. ■ *Top Left: A Bucyrus dragline, among the largest pieces of equipment at the mine, can remove as much as 120 cubic yards of overburden in one bucket.* ■ *Bottom Left: A Bucyrus shovel loads overburden into a fleet of Caterpillar trucks.* ■ *Bottom Middle: A Marion shovel removes a bucket of lignite coal.* ■ *Bottom Right: Both the Bucyrus dragline (background) and Marion shovel (foreground) work in tandem to remove efficiently overburden and lignite coal* ■ *Top: A Caterpillar truck hauls away overburden at the Freedom Mine.*

Key Programs To Enhance Profitability

Mississippi Lignite Mining Company. Early in 2002, the power plant served by this mine began commercial operation. Although the mine delivered lignite coal at its design capacity of 300,000 tons per month in the fourth quarter of 2002, the mine's profitability and cash flow in 2002 were adversely affected by inefficiencies related to power plant start-up delays. With the mine's start-up now fully under way, North American Coal is aggressively focused on achieving planned profitability at this mine through the application of its extensive mining expertise.

Innovative mining methods. North American Coal continues to be a leader in developing innovative mining methods, which have improved its mining efficiency and coal recovery, reduced costs, enhanced safety and lessened the environmental impact of mining. These methods include:

- Pioneering the use of Global Positioning Systems (GPS) on mining equipment. GPS reduces the amount of dirt moved, improves efficiencies, lowers costs and reduces the environmental impact of mining. These systems also improve the precision of North American Coal's land reclamation activities.
- Developing specialized non-stick linings applied to the inside of truck beds and buckets on earth-moving equipment to improve efficiencies and lower costs.
- Utilizing Easi-Miners, equipment resembling road resurfacers, to extract thinner seams of coal, thereby improving coal recovery and reducing costs.
- Designing a unique slurry wall dewatering system at Red River Mining Company in Louisiana. This system, derived from drainage systems used to keep basements dry in wet areas, enables workers to mine lignite coal safely in a flood plain.

Income Before Taxes and Lignite Tons Sold by Operating Mines

(in millions)



$50
$40
$30
$20
$10
$ 0
$30.7
31.7
$28.6
31.3
$23.9
31.6
$49.7
31.4
$40.3
34.2
50
40
30
20
10
0
1998
1999
2000
2001
2002
Income Before Taxes
Tons Sold

Environmental commitment. North American Coal is committed to protecting the environment by restoring mined lands to their original or better condition. In 2002, the Department of the Interior's Office of Surface Mining (OSM) recognized the Bellaire Corporation with a 25-year Silver Award for the quality of reclamation activities at its now-closed Indian Head Mine in North Dakota. The OSM cited the Indian Head Mine as an outstanding example of complete restoration of a mine site to productive farmland and native grassland. The OSM also recognized The Falkirk Mining Company and Red River Mining Company in 2002 for their outstanding environmental achievements.

Employee safety. At North American Coal, employee safety always comes first. Each of its mines conducts extensive safety training courses annually, and these efforts continue to produce results. Red River Mining Company has worked 13 consecutive years without a lost-time accident. In addition, several of the company's operations, including Red River Mining Company, The Sabine Mining Company, San Miguel Lignite Mining Operations and the Florida Dragline Operations, had no lost-time accidents in 2002. The San Miguel Lignite Mining Operations and The Sabine Mining Company received *Sentinels of Safety* awards in 2002 from the U.S. Department of Labor Mine Safety Health Administration. North American Coal believes that its commitment to safety and strong employee relations improves productivity and employee retention and thereby enhances profitability.

Key Programs For Growth

North American Coal's reputation as a low-cost, highly professional, environmentally responsible provider of mining services benefits the company as it pursues growth opportunities.



Growth objectives include seeking new markets and customers for its own lignite coal reserves, and pursuing opportunities to develop coal reserves controlled by others. The company is optimistic that niche growth opportunities to provide high value-added services for other natural resource mining applications, such as limerock dragline services, will continue to emerge periodically.

Longer term, North American Coal continues to study and encourage new clean coal technologies that reduce power plant emissions. As U.S. energy policy evolves, the company is hopeful that these new technologies will become commercially viable, leading to enhanced opportunities for new coal-fired power generation projects in the United States.

Outlook For 2003 And Beyond

North American Coal's long-term goal is to achieve a minimum 10 percent operating profit target while also achieving growth. However, in the short term, achieving this operating profit target will be challenging. The challenges for the immediate future include:

- As mine development at the Mississippi Lignite Mining Company is completed and operations fully normalize, higher levels of operating cost, including depreciation of mine development costs and other depreciation and amortization, must be expensed. Finally, reaching full operating efficiency following start-up will take time.
- Cost pressures will continue at the San Miguel Lignite Mining Operations. North American Coal has initiatives in place that are expected to address this challenge over the next several years.
- The customer at Red River Mining Company has elected to take only the contractual minimum tons in the immediate future.
- The adoption of a new accounting rule that requires future mine closure costs to be recognized sooner than our previous methodology is expected to reduce future operating results, particularly in 2003, when a one-time cumulative effect charge for adopting this new rule will be incurred.

Nevertheless, in the face of these challenges, the company expects to continue generating returns on capital in excess of the cost of capital and substantial positive cash flow before financing activities.

Finally, on a personal note, I want to thank all North American Coal employees for their hard work and significant contributions to the company's successful record of accomplishment in 2002.



Clifford R. Miercort
President and Chief Executive Officer
The North American Coal Corporation

Top: North American Coal is committed to protecting the environment by restoring mine lands to their original or better condition. The Coteau Properties Company's Freedom Mine planted trees to create a shelterbelt on reclaimed land that will protect it from wind erosion and also provide critical wildlife habitat.


EFI 155 HYSTER

NACCO Materials Handling Group


Yale



NACCO Materials Handling Group

2002 Results – NMHG Wholesale

NMHG Wholesale generated net income of $21.5 million on revenues of $1.4 billion in 2002, a significant improvement compared to a net loss of $14.1 million on revenues of $1.5 billion in 2001.

Declines in annual revenues and unit shipments in 2002 masked underlying positive trends in global lift truck markets. By the end of 2002, markets had begun a gradual recovery from the trough of late 2001 and early 2002. Demand for lift trucks grew in the second half of 2002 and NMHG Wholesale's shipments increased to 33,331 units compared to 28,903 units in the second half of 2001. Revenues in the second half of 2002 grew to $741.3 million compared to $628.4 million in the second half of 2001. Worldwide wholesale backlog increased 25 percent to 18,800 units compared to 15,100 units at December 31, 2001.


HYSTER 120

While NMHG Wholesale's total lift truck shipments decreased to 64,437 units in 2002 from 68,929 units in 2001, market share increased to an estimated 13.0 percent worldwide and 28.2 percent in the Americas.

Although NMHG Wholesale's revenues were lower in 2002, net income for the year improved primarily due to the positive impact of cost reduction and expense control programs, a greater proportion of revenues attributable to higher-margin lift trucks and net favorable one-time items. Net income improved despite an $8.0 million after-tax restructuring charge for the future closing of its plant in Lenoir, North Carolina, and the restructuring of its plant in Irvine, Scotland. This charge included a non-cash charge of $2.5 million after-tax for impairment to the values of buildings, machinery and tooling.

In 2002, NACCO Materials Handling Group, including NMHG Wholesale and NMHG Retail, generated $57.6 million of cash flow before financing activities and reduced debt.

2002 Results – NMHG Retail

The successful execution of NMHG Retail's 2001 global retail restructuring program resulted in significantly improved financial performance in 2002. NMHG Retail's operations (net of eliminations) reported a net loss of $9.2 million on revenues of $172.2 million in 2002 compared to a net loss of $35.3 million on revenues of $209.1 million in 2001. NMHG Retail's 2001 global retail restructuring program included the sale of the wholly owned Hyster® dealers in Germany at the end of 2001, which contributed significantly to the decline in revenues from 2001 to 2002.

In January 2003, NMHG Retail completed the sale of its only wholly owned U.S. dealer to M.H. Logistics, an independent Hyster dealer, which now owns operations in seven states. The remaining wholly owned dealers achieved profitability and generated positive cash flow during the fourth quarter of 2002.

Top Left: Hyster 135-155XL Space Saver counterbalanced lift trucks feature outstanding performance, enhanced rider comfort and a 13,500- to 15,000-pound lifting capacity. ■ Bottom Left: Yale counterbalanced lift trucks are engineered for dependable service. ■ Bottom Right: Hyster HR45-25H Yardmaster container handlers perform heavy duty lifting while providing operators with excellent visibility. ■ Above: Hyster H70-120XM counterbalanced lift trucks are one of the industry's most rugged and versatile performers.

NACCO Materials Handling Group
Revenues by Geographic Region


(in millions)
$ 2,000
$ 1,500
$ 1,000
$ 500
$ 0
$57.5
$90.5
$115.5
$139.7
$151.9
$485.1
$489.3
$491.9
$470.7
$452.0
$1,203.5
$1,181.6
$1,324.7
$1,062.0
$984.5
1998
1999
2000
2001
2002
Americas
Europe, Africa and Middle East
Asia-Pacific

NACCO Materials Handling Group
Unit Bookings, Shipments and Backlog


25,000
20,000
15,000
10,000
1st 2nd 3rd 4th 1st 2nd 3rd 4th 1st 2nd 3rd 4th
2000
2001
2002
Bookings
Shipments
Backlog

Vision, Strategies And Core Competencies

NMHG's vision is to be the leading globally integrated designer, manufacturer and marketer of a complete range of high-quality lift trucks under the Hyster® and Yale® brand names, which are among the most widely recognized in the industry.

NMHG's strategy is to increase market share by combining innovative designs, low-cost manufacturing, effective procurement, selected marketing activities and distribution through two separate, highly professional dealer organizations. Larger volumes of new lift trucks increase already high economies of scale relative to competitors and increase the lift truck population base for profitable aftermarket parts business.

A key element of NMHG's strategy is to minimize costs through product and component synergy. A second key element is the use of innovative and flexible product designs that can be customized to serve multiple markets and easily tailored to customers' needs. A third key element of NMHG's strategy involves distributing Hyster and Yale lift trucks through two separate, strong dealer networks. This combination of dual brands and dual distribution allows more effective penetration of the customer base.

NMHG's core competencies include a disciplined product development process to create innovative, high-quality lift truck designs with competitive costs, expertise in low-cost manufacturing, ability to attract and partner with highly professional independent dealers, and proven industry-leading fleet management skills.

Key Programs To Enhance Profitability

NMHG has successfully implemented key programs that have enhanced, and are expected to continue to enhance, long-term profitability.

Manufacturing restructuring. Since the mid-1990s, NMHG has been implementing a multi-phase global cost reduction program encompassing lean manufacturing and the transfer of processes and sourcing to low-cost locations. Implementation of a lean manufacturing strategy, called Demand Flow Technology (DFT), is reducing inventory requirements, improving productivity and reducing manufacturing floor space requirements.

This lean manufacturing strategy, along with the transfer of processes and sourcing to lower-cost locations, has allowed manufacturing and assembly operations to be consolidated into fewer facilities without reducing assembly capacity. The resulting savings from these programs totaled approximately $11.7 million after-tax in 2002.

The final phase of NMHG's restructuring program, which was announced in the fourth quarter of 2002, includes closing the company's Lenoir, North Carolina, lift truck component facility in 2003 and restructuring the Irvine, Scotland,

Right: Yale narrow-aisle lift trucks feature ergonomic comfort and outstanding performance.


Armstrong
LAURA ASHLEY
SAVE MONEY!
REDUCE POLLUTION
Yale

lift truck assembly plant by the end of 2005. NMHG expects to realize initial benefits from these actions in 2004 with fully mature annual benefits of approximately $8.0 million after-tax expected beginning in 2006. Upon completion, NMHG expects to have significantly reduced its global manufacturing infrastructure costs without reducing assembly capacity.

Global procurement. The global procurement program leverages global economies of scale to capture lower material costs, improve supplier quality and enhance product innovation. NMHG's ongoing efforts to reduce material costs, which comprise 75 percent of total lift truck product costs, yielded a better-than-expected reduction in material purchase costs in 2002, compared to 2001, and are expected to be an important source of profit improvement in the years ahead.



Component Commonality and Value Improvement Program (VIP). As NMHG designs new products, it increasingly utilizes common components across multiple lift truck classes to reduce costs, lessen product complexity and tailor trucks more effectively to users' specific needs. For existing products and processes, VIP drives continuous cost reduction and product quality improvements. These programs are an integral part of NMHG's operations.

Continuous quality improvement. NMHG is focused on continuously improving quality in all aspects of its business. Specific quality initiatives exist in product design, procurement, manufacturing and customer service, which include an enhanced reliability program, vendor and plant quality initiatives, and warranty reduction programs. Excellent quality is critical to NMHG's goals of increasing customer satisfaction and reducing lift truck ownership costs.

NMHG Retail improvements. NMHG Retail's restructuring programs initiated in 2001 resulted in significantly improved results in 2002, with all remaining NMHG wholly owned dealers achieving break-even financial performance in the fourth quarter of 2002.

Key Programs For Growth

NMHG's programs to enhance growth center on introducing newly developed products, strengthening the dealer network, expanding national and global accounts and increasing sales of aftermarket parts.

New product development. In 2002, NMHG successfully introduced several new lift trucks in the counterbalanced and warehouse product segments. Despite challenging economic conditions, NMHG has continued to invest aggressively in new product development and has continued to move forward with a significant new product development program that is expected to mature in 2004-2006. This program, the most comprehensive new product development project in the company's history, will result in a wide range of new lift trucks featuring extensive use of common components which allow increased flexibility to tailor products to specific customer applications.

Dealer network. The company continues to implement its "Anchor Dealer" strategy to create a worldwide network of strong, professionally managed, well-capitalized independent dealers. NMHG believes that these Anchor Dealers will more effectively penetrate their customer bases, attract higher-quality employees and offer more specialized services.

National and global accounts. NMHG has an industry-leading national accounts organization that is dedicated to establishing national and global relationships with large customers that have centralized purchasing but geographically dispersed operations in multiple dealer territories. The company also offers its national account customers a broad array of fleet


HYSTER
Yale
HYSTER

management services. In 2002, the company introduced a global account program for customers that centralize purchasing of lift trucks and services in all regions of the world.

Aftermarket parts. NMHG Wholesale completed two important strategic alliances in 2002 with leading parts providers in the Americas, Europe and Asia-Pacific. These alliances enhance the ability of NMHG's Hyster and Yale dealers to expand their parts offerings for competitor lift trucks and thereby receive an increasing share of their customers' parts and service business.

Outlook For 2003 And Beyond

In 2003, NMHG expects a modest strengthening of the Americas lift truck market, a relatively flat European lift truck market and a slight improvement in the Asia-Pacific lift truck market. NMHG expects global lift truck markets to return to more normal levels by 2006-2007.

NMHG Wholesale has designed its programs for manufacturing restructuring, cost reduction, improved wholly owned dealer performance and new product introductions to enable the company to achieve its long-term operating profit objectives by 2006-2007. Although the company will incur additional costs for some of these programs in 2003, NMHG expects to realize additional benefits from these programs in 2004, with increasing benefits in 2005 and 2006.

In the context of this cyclical market recovery, NMHG Wholesale's objective is to reach the minimum operating profit target of 9 percent appropriate for market levels expected in the 2006-2007 time frame. During periods of lower or higher industry volumes, minimum operating profit target expectations are appropriately lower or higher.

NMHG Wholesale believes it is increasingly offering the right products, manufactured at the right costs and sold by the right dealers. As a result, NMHG is looking forward to long-term growth in market share and profitability in an improving market environment.

NMHG's objective for its wholly owned dealerships continues to be to reach at least break-even financial performance while building market position.

Overall, NMHG expects to continue generating substantial positive cash flow before financing in the years ahead.

Finally, I wish to take this opportunity to recognize the outstanding performance and dedication of all NMHG employees who contributed to the company's return to profitability in 2002 despite very weak markets.



Reginald R. Eklund

Reginald R. Eklund
President and Chief Executive Officer
NACCO Materials Handling Group

Left: Yale narrow-aisle lift trucks feature advanced ergonomics and performance for increased productivity. ■ Top Left: Hyster XM series internal combustion engine lift trucks were designed to enhance operator comfort and productivity. ■ Top Middle: Yale MPE Walkie Rider motorized hand trucks feature an ergonomically designed handle that puts full control at the operator's fingertips. ■ Top Right: Hyster's E70-120XL3 series provides outstanding performance and ease of service.


ON / OFF
Hamilton Beach
ON / OFF
450-Watt Juice Extractor
Hamilton Beach
PULSE OFF LOW HIGH
Hamilton Beach
Steam Storm
Hamilton Beach

NACCO Housewares Group



NACCO Housewares Group

2002 Results

NACCO Housewares Group, which includes Hamilton Beach◊Proctor-Silex and Kitchen Collection, reported net income of $17.8 million on revenues of $610.3 million in 2002 compared to a net loss of $12.2 million on revenues of $632.1 million in 2001. Revenues for 2002 declined primarily due to Hamilton Beach◊Proctor-Silex's strategic decision to withdraw from low-margin, opening-price-point business and a decline in sales of TrueAir™ home health products.

Net income increased in 2002, despite a $2.3 million after-tax charge for bad debt, due to among other things improved manufacturing efficiencies at Hamilton Beach◊Proctor-Silex's plants, improved distribution efficiencies and lower advertising expenditures at Hamilton Beach◊ Proctor-Silex and increased sales at Kitchen Collection. The Housewares Group's net loss in 2001 included goodwill amortization expense of $3.0 million, which was not required in 2002 pursuant to a change in accounting rules. In 2002, the Housewares Group generated $48.8 million in cash flow before financing activities.



Housewares Net Income (Loss)
(in millions)



$ 30
$ 20
$ 10
$ 0
$(10)
$(20)
$15.2
$21.2
$8.8
$(12.2)
$17.8
1998
1999
2000
2001
2002

Housewares Cash Flow Before Financing
(in millions)



$ 50
$ 40
$ 30
$ 20
$ 10
$ 0
$(10)
$(5.9)
$(7.2)
$5.0
$15.1
$48.8
1998
1999
2000
2001
2002

Top Left: Hamilton Beach◊Proctor-Silex's new products include (clockwise from left): Hamilton Beach® Classic Chrome Extra-Tall Can Opener, General Electric-branded Juice Extractor, Hamilton Beach® Cappuccino Plus Espresso/Cappuccino Maker, Hamilton Beach® Classic Chrome 500 Watt Blender, and Hamilton Beach® Steam Storm™ Iron. ■ Bottom Left: New products from Hamilton Beach◊Proctor-Silex also include (from left to right): Hamilton Beach® Snowman™ Ice Shaver and Proctor-Silex® Hand Blender, Proctor-Silex® 3 Quart Slow Cooker, and Proctor-Silex® Steam Elite™ Full-Size Iron. ■ Top: Hamilton Beach® Waffle Stix™ Waffle Maker.

Hamilton Beach◊Proctor-Silex

2002 Results

Hamilton Beach◊Proctor-Silex reported substantially improved net income in 2002, compared to 2001, despite a difficult retail environment and a $2.3 million after-tax charge for bad debt. Net income benefited from manufacturing and distribution efficiencies, general cost reductions as a result of restructuring activities initiated in and prior to 2001, and reduced advertising expenditures. Cash flow before financing activities also improved dramatically in 2002 compared to 2001.

Revenues, however, decreased in 2002 due to Hamilton Beach◊Proctor-Silex's strategic decision in 2001 to withdraw from selected low-margin, opening-price-point business and lower sales of TrueAir™ home health products. Decreased revenues were partially offset by increased sales of General Electric-branded kitchen electric products.

Vision, Strategy And Core Competencies

Hamilton Beach◊Proctor-Silex's vision is to be the leading North American supplier of small household electric appliances, which are sold under strong heritage brand names and which provide consumers with innovative features and superior value.

The company's strategies for reaching its vision include developing innovative, high-quality products, aligning brands with key consumer segments, continuously reducing costs and sustaining highly professional sales and marketing programs.

A key core competency supporting its strategies is a product development process that utilizes sophisticated market research and rigorous product design and testing methods. Other core competencies include expertise in channel management, customer logistics support and product sourcing programs.

Key Programs To Enhance Profitability

Cost reduction. Over the past two years, Hamilton Beach◊Proctor-Silex has successfully completed programs to significantly reduce costs as well as capital employed throughout its operations. These programs included the restructuring of manufacturing operations in Mexico in 2001, additional manufacturing plant consolidations in Mexico in 2002 and increased low-cost, high-quality sourcing from China. A significant reduction in the company's work force at the Richmond, Virginia, headquarters in 2001 reduced costs in 2002.

The company expects to continue similar product cost-reduction programs in 2003 and 2004 and to continue implementing Six Sigma and Kaizen business practices to increase manufacturing productivity in Mexico.

Margin improvement. Hamilton Beach◊Proctor-Silex made a significant strategic decision in 2001 to withdraw from selected low-margin, opening-price-point business and to focus on increasing higher-margin business. While this action had a negative impact on revenues in 2002, margins improved from 2001 levels.

Top Right: The Hamilton Beach® BrewStation™ 12 Cup Dispensing Coffeemaker is a revolutionary way to brew coffee without a carafe. Coffee brews into a thermal-insulated tank for fast coffee on demand that tastes fresher longer. ■ Bottom Right: Hamilton Beach® TrueAir™ Allergen Reducers feature Filtrete™ Allergen Reduction Filters by 3M.


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6
4
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Hamilton Beach◊Proctor-Silex


TrueAir


350-Watt
Stand Mixer

Distribution efficiency. Hamilton Beach◊Proctor-Silex's Memphis distribution center achieved significantly improved performance in 2002, compared to 2001, resulting in a higher percentage of customer orders shipped on-time and complete, improved inventory accuracy and dramatically lower finished goods inventory.

Value Proposition and Economic Value Income. Hamilton Beach◊Proctor-Silex's Value Proposition and Economic Value Income (EVI) programs are disciplined, strategic business tools that have become part of the company's culture. The Value Proposition program aligns brands, features, styling, services and pricing with targeted consumer segments. The EVI program helps identify opportunities to attain the highest return on invested capital. Both programs are designed to enable management to reduce costs and achieve the best possible return on investment while meeting consumer needs.

Continuous quality improvement. Hamilton Beach◊Proctor-Silex is committed to continuous improvement of product quality from design and engineering through manufacturing and distribution. Improvements in quality resulted in significantly reduced product return rates in 2002 compared to 2001.

Key Programs For Growth

Hamilton Beach◊Proctor-Silex's growth initiatives center on three key programs:

New product introductions. Hamilton Beach◊Proctor-Silex is increasing its pace of new product introductions under the Hamilton Beach®, Proctor-Silex®, TrueAir™ and General Electric brands. In-depth research into consumer preferences enables the company to develop products with innovative consumer-preferred features and high rates of market success. In addition, new products planned for the company's commercial products division are expected to drive sales growth in the restaurant and bar markets in 2003.

TrueAir™ home health. Sales of TrueAir™ home health products are expected to grow through additional product offerings, increased retail placements and more focused promotional support.

Channel depth. Hamilton Beach◊Proctor-Silex continues to strive to be the "Vendor of Choice" to mass merchant retailers. To help penetrate a broader range of retail channels more effectively, Hamilton Beach◊Proctor-Silex restructured its sales force in 2002 to create channel specialists who focus on specific distribution channels such as dollar stores, national discount and traditional department stores, home centers, food and drug stores and electronic specialty stores.

Outlook For 2003 And Beyond

Hamilton Beach◊Proctor-Silex is cautiously optimistic that consumer markets will improve in 2003, although the company expects its retail markets will remain extremely competitive. Revenues from Kmart in 2003 are likely to be reduced as a result of Kmart's decision to close additional stores, although this is expected to be offset by incremental sales to other mass merchants and through other distribution channels, and through the introduction of innovative new products.

Longer term, Hamilton Beach◊Proctor-Silex expects its profit improvement programs to enable the company to reach its minimum operating profit target of 10 percent by 2005, as well as to generate significant positive cash flow before financing. These key programs, outlined in more detail above, include introducing new higher-margin, consumer-preferred products and reducing product costs and operating expenses. Growth programs are designed to add profitable volume to this enhanced profit base.

Finally, I want to extend my gratitude and thanks to all employees for their contributions in helping Hamilton Beach◊Proctor-Silex achieve continued operational and financial improvement in 2002, despite a very difficult retail environment.



Dr. Michael J. Morecroft
President and Chief Executive Officer
Hamilton Beach◊Proctor-Silex, Inc.

Left: The new General Electric-branded Stand Mixer offers a full array of features, including a planetary head, 350 watts of power, a wire whisk, paddle and dough hook. Power, performance and design are key elements.

Kitchen Collection


GADGETS
&more
BY KITCHEN COLLECTION
GADGET

2002 Results

Kitchen Collection had exceptional performance in 2002, achieving its 17th consecutive year of record sales while also achieving record profitability. Sales growth of 13 percent in 2002 came primarily from increases in the size of its average sales transaction, in the total number of sales transactions per store, and in the number of Kitchen Collection® and Gadgets & More® stores, which increased to 173 from 168 in 2001. Revenues also benefited from decreased competition following the liquidation of a major competitor.

Vision, Strategy And Core Competencies

Kitchen Collection's vision is to be a leading specialty retailer of housewares, including cookware, bakeware, kitchen gadgets and related items, in outlet and traditional enclosed malls for consumers seeking outstanding value.

The company's strategy is to maintain a strong position in outlet malls and to develop complementary formats that can be profitably expanded to large numbers of stores in traditional enclosed malls.

Kitchen Collection's strategic success is built on strong core competencies that focus on selecting appropriate sites for new stores, developing effective store formats, strategically developing store merchandising programs, and optimizing the productivity of selling space.

Key Programs To Enhance Profitability

Kitchen Collection has implemented several key programs to enhance profitability in a highly competitive retail environment:

Economic Value Income. Kitchen Collection utilizes disciplined operating controls to improve margins. The company uses a proprietary Economic Value Income (EVI) business tool to assist in determining how to achieve the greatest possible return per cubic foot of retail space. EVI assists in optimizing the most profitable mix of products, the amount of space to give each product and the most appropriate store size.

Private label. Kitchen Collection is developing lines of sourced private label merchandise featuring the Hamilton Beach® and Proctor-Silex® brand names. These lines, which are sold in both Kitchen Collection and Gadgets & More stores, include gadgets, cutlery, cutting boards, barbecue tools, bakeware, cake racks and cookware.

Key Programs For Growth

The Gadgets & More store format represents the company's most promising driver of future growth. Located primarily in traditional enclosed malls, Gadgets & More stores are typically smaller than Kitchen Collection stores and sell a broad range of higher-margin kitchen gadgets and other selected housewares products. The company currently has only five Gadgets & More stores in a potential market of more than 500 traditional enclosed malls.

The company's Kitchen Collection stores, located primarily in outlet malls nationwide, remain a solid, stable business with 168 stores at the end of 2002 in the mature outlet mall segment.

Outlook For 2003 And Beyond

Kitchen Collection expects continued growth in 2003 from opening new Kitchen Collection and Gadgets & More stores. The company expects to continue earning at least its minimum operating profit target of 5.5 percent and to generate substantial positive cash flow before financing by focusing on its core programs: enhancing store merchandise mix, developing new store formats, optimizing selling space and aggressively managing costs. However, reaching the extraordinary profit levels of 2002 will be very difficult.

Finally, I want to especially recognize the commitment of all Kitchen Collection employees for helping make 2002 another record year for our company.





Randolph J. Gawelek
President and Chief Executive Officer
The Kitchen Collection, Inc.

Left: Kitchen Collection's new Gadgets & More® store in the Beachwood Place mall in Beachwood, Ohio, features kitchen gadgets and a variety of other kitchen- and housewares-related products.

Officers & Directors

Officers and Directors of NACCO Industries, Inc.

Officers:

Alfred M. Rankin, Jr.
Chairman, President and Chief Executive Officer

Charles A. Bittenbender
Vice President, General Counsel and Secretary

Kenneth C. Schilling
Vice President and Controller

J.C. Butler, Jr.
Vice President-Corporate Development and Treasurer

Lauren E. Miller
Vice President-Consulting Services

Dean E. Tsipis
Assistant General Counsel and Assistant Secretary

Directors:

Owsley Brown II
Chairman and Chief Executive Officer
Brown-Forman Corporation

Robert M. Gates
President, Texas A&M University
Former Director of Central Intelligence

Leon J. Hendrix, Jr.
Chairman, Remington Arms Company, Inc.

David H. Hoag
Retired Chairman and Chief Executive Officer, The LTV Corporation

Dennis W. LaBarre
Partner, Jones Day, Attorneys

Richard de J. Osborne
Chairman, Schering-Plough Corporation
Retired Chairman and Chief Executive Officer, ASARCO Incorporated

Alfred M. Rankin, Jr.
Chairman, President and Chief Executive Officer, NACCO Industries, Inc.

Ian M. Ross
President Emeritus, AT&T Bell Laboratories

Michael E. Shannon
President, MEShannon & Associates, Inc.
Retired Chairman, Chief Financial and Administrative Officer, Ecolab, Inc.

Britton T. Taplin
Principal, Western Skies Group, Inc.

David F. Taplin
Self employed (tree farming)

John F. Turben
Chairman of the Board
Kirtland Capital Corporation

Directors Emeriti

Frank E. Taplin, Jr.
Thomas E. Taplin

Officers of Subsidiaries

Officers of The North American Coal Corporation

Clifford R. Miercort
President and Chief Executive Officer

Charles B. Friley
Senior Vice President and Chief Financial Officer

Robert L. Benson
Vice President – Eastern & Southern Operations

Thomas A. Koza
Vice President-Law and Administration, and Secretary

Clark A. Moseley
Vice President-Business Development and Engineering

Bob D. Carlton
Controller and Director of Tax

K. Donald Grischow
Treasurer

Officers of NACCO Materials Handling Group

Corporate:

Reginald R. Eklund
President and Chief Executive Officer

Frank G. Muller
Executive Vice President, Chief Operating Officer

Michael Brogan
Senior Vice President, Product Development and Procurement

Michael K. Smith
Vice President, Finance and Information Systems, and Chief Financial Officer

Victoria L. Rickey
Vice President, Chief Strategy Officer

Gregory J. Dawe
Vice President, Manufacturing and Quality Strategy

Ron J. Leptich
Vice President, Engineering and Big Trucks

James P. Gorzalski
Vice President, Procurement and Supply

Geoffrey D. Lewis
Vice President, Corporate Development, General Counsel and Secretary

Daniel P. Gerrone
Controller

Jeffrey C. Mattern
Treasurer

James M. Phillips
Vice President, Human Resources

Gopi Somayajula
Vice President, Counterbalanced Engineering

Americas:

Colin Wilson
Vice President, President, Americas

David Clarke
Vice President, Marketing, Americas

Raymond C. Ulmer
Vice President, Finance and Information Systems, Americas

Donald L. Chance, Jr.
Vice President, President, Yale Materials Handling Corporation

Europe:

Richard H. Close
Vice President, Managing Director, Europe, Africa and Middle East

Stephen R. West
Vice President, Finance and Information Systems, Europe, Africa and Middle East

Asia-Pacific:

Donna M. Baxter
Vice President, Managing Director, Asia-Pacific

Yoshinori Ohno
Managing Director, Sumitomo - NACCO Materials Handling Co., Ltd.

Officers of Hamilton Beach◊Proctor-Silex, Inc.

Dr. Michael J. Morecroft
President and Chief Executive Officer

Charles B. Hoyt
Senior Vice President - Finance and Chief Financial Officer

Paul C. Smith
Senior Vice President - Sales

David S. Baran
Vice President - Manufacturing

Keith B. Burns
Vice President - Engineering and Product Development

Kathleen L. Diller
Vice President, General Counsel and Secretary

Gregory E. Salyers
Vice President - Customer Operations

W. Lance Servais
Vice President/General Manager - Global Commercial Products

James H. Taylor
Vice President and Treasurer

Gregory H. Trepp
Vice President - Marketing

Officers of The Kitchen Collection, Inc.

Randolph J. Gawelek
President and Chief Executive Officer

Darlene Denman-Jones
Senior Vice President - General Merchandise Manager

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K ANNUAL REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002 **Commission File No. 1-9172**

NACCO Industries, Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	34-1505819
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
5875 Landerbrook Drive Mayfield Heights, Ohio	44124-4017
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (440) 449-9600

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, Par Value $1.00 Per Share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

Class B Common Stock, Par Value $1.00 Per Share

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirement for the past 90 days.

Yes X **No**_____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).

Yes X **No**_____

Aggregate market value of Class A Common Stock and Class B Common Stock held by non-affiliates as of June 28, 2002 (the last business day of the registrant's most recently completed second fiscal quarter):

$293,576,453

Number of shares of Class A Common Stock outstanding at February 28, 2003:

6,578,144

Number of shares of Class B Common Stock outstanding at February 28, 2003:

1,623,594

DOCUMENTS INCORPORATED BY REFERENCE

(1) Portions of the Company's Proxy Statement for its 2003 annual meeting of stockholders are incorporated herein by reference in Part III.

[This Page Intentionally Left Blank]

PART I

Item 1. BUSINESS

General

NACCO Industries, Inc. ("NACCO" or the "Company") is a holding company whose principal operating subsidiaries function in three distinct industries: lignite mining, lift trucks and housewares.

(a) *North American Coal.* The Company's wholly owned subsidiary, The North American Coal Corporation, and its affiliated coal companies (collectively, "NACoal"), mine and market lignite primarily as fuel for power providers. NACoal also provides dragline mining services for a limerock quarry near Miami, Florida.

(b) *NACCO Materials Handling Group.* NACCO Materials Handling Group consists of the Company's wholly owned subsidiary, NMHG Holding Co., and its wholly owned subsidiaries (collectively, "NMHG"), including NACCO Materials Handling Group, Inc. ("NMHG Wholesale") and NMHG Distribution Co. ("NMHG Retail"). NMHG, through NMHG Wholesale and NMHG Retail, designs, engineers, manufactures, sells, services and leases a comprehensive line of lift trucks and aftermarket parts and service marketed globally under the Hyster® and Yale® brand names.

(c) *NACCO Housewares Group.* NACCO Housewares Group ("Housewares") consists of two of the Company's wholly owned subsidiaries: Hamilton Beach◆Proctor-Silex, Inc. ("HB◆PS"), a leading manufacturer, marketer and distributor of small electric motor and heat-driven household appliances as well as commercial products for restaurants, bars and hotels, and The Kitchen Collection, Inc. ("KCI"), a national specialty retailer of brand-name kitchenware, small electrical appliances and related accessories.

Additional information relating to financial and operating data on a segment basis (including NACCO and Other) and by geographic region is set forth under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Part II hereof and in Note 19 to the Consolidated Financial Statements contained in Part IV hereof.

NACCO was incorporated as a Delaware corporation in 1986 in connection with the formation of a holding company structure for a predecessor corporation organized in 1913. As of February 28, 2003, the Company and its subsidiaries had approximately 11,500 employees.

The Company makes its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports available, free of charge, through its website, http://www.nacco.com, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission.

Significant Events

In the fourth quarter of 2001, NACoal's Mississippi Lignite Mining Company ("MLMC") mine commenced limited deliveries of lignite to its customer. The customer's power plant did not reach Commercial Operations Date ("COD"), as defined in the lignite sales agreement, until March 1, 2002. As a result, in January 2001 MLMC began to collect contractual liquidated damages, which when combined with a final settlement from its customer amounted to $26.3 million for the delay in COD.

On May 9, 2002, NMHG replaced its primary financing agreement, an unsecured, floating-rate revolving line of credit with availability of up to $350 million, certain other lines of credit with availability of $4.6 million and a program to sell accounts receivable in Europe with the proceeds from the private placement of $250 million of 10% Senior Notes due 2009 ("Senior Notes") and borrowings under a secured, floating-rate revolving credit facility which expires in May 2005. Availability under the new revolving credit facility is up to $175.0 million. On September 18, 2002, NMHG exchanged outstanding Senior Notes with Senior Notes registered pursuant to the federal securities laws.

On December 9, 2002, NMHG announced that it will phase out its Lenoir, North Carolina lift truck component facility and restructure its Irvine, Scotland lift truck assembly and component facility. These actions are designed to complete the restructuring of the Company's global manufacturing facility structure.

On January 3, 2003, NMHG Retail sold Hyster MidEast, its sole company owned retail dealership in North America, to MH Logistics Corporation, which already owned three Hyster dealerships.

In 2002, HB◆PS substantially completed the previously announced restructuring of its manufacturing activities in Mexico, resulting in the outsourcing of certain of the company's products and the consolidation of production in three of the company's Juarez manufacturing plants into one of those plants.

On December 17, 2002, HB•PS replaced its primary financing agreement with borrowings under a new senior secured, floating-rate revolving credit facility which expires in December 2005. The new revolving credit facility provides availability of up to $140 million.

BUSINESS SEGMENT INFORMATION

A. North American Coal

General

NACoal is engaged in the mining and marketing of lignite primarily as fuel for power providers. Sales by NACoal are made primarily through wholly owned project mining subsidiaries pursuant to long-term, cost plus a profit per ton contracts. The utility customers have provided, arranged and/or guaranteed the financing of the development and operation of the project mining subsidiaries. There is no recourse to NACCO or NACoal for the financing of these subsidiary mines. The balance of NACoal's lignite sales are from non-project mining subsidiaries for which NACoal has arranged and provided the necessary financing. NACoal also provides dragline mining services for a limerock quarry near Miami, Florida and earns royalty income from the lease of various coal and gas properties. At December 31, 2002, NACoal's operating mines consist of mines where the reserves were acquired and developed by NACoal, except for the South Hallsville No. 1 Mine and the San Miguel Lignite Mine where reserves are owned by the customers of these mines. For further information as to the financing of the project mining subsidiaries, see Note 12 to the Consolidated Financial Statements contained in Part IV hereof.

Sales, Marketing and Operations

The principal customers of NACoal are electric utilities, an independent power provider and a synfuels plant. Sales to Dakota Coal Company, which supplies coal to four facilities, accounted for 46%, 40% and 47% of NACoal's revenues in 2002, 2001 and 2000, respectively. The distribution of sales in the last five years has been as follows:

		Distribution	
	Total Tons Sold (Millions)	Electric Utilities/ Independent Power Provider	Synfuels Plant
2002	34.2	82%	18%
2001	31.4	80%	20%
2000	31.6	80%	20%
1999	31.3	80%	20%
1998	31.7	80%	20%

The contracts under which the project mining subsidiaries were organized provide that, under certain conditions of default, the customer(s) involved may elect to acquire the assets (subject to the liabilities) or the capital stock of the subsidiary for an amount effectively equal to book value. NACoal does not know of any conditions of default that currently exist. In one case, the customer may elect to acquire the stock of the subsidiary after a specified period of time without reference to default, in exchange for certain payments on coal thereafter mined. In another case, the customer may elect to terminate the contract for convenience. NACoal does not know of any current intention of any customer to acquire the stock of a subsidiary or terminate a contract for convenience.

The location, mine type, reserve data, coal quality characteristics, customer, sales tonnage and contract expiration date for the mines operated by NACoal in 2002 were as follows:

DEVELOPED LIGNITE MINING OPERATIONS

Project Mining Subsidiaries	Mine	Location	Type of Mine	Proven and Probable Reserves (1): Committed Under Contract (Millions of Tons)	Uncommitted (Millions of Tons)	Average BTUs Per Pound	Average Sulfur Content Per Unit of Weight	Customer(s) (Plant)	2002 Sales Tonnage (Millions)	Contract Expires
The Coteau Properties Company	Freedom Mine (2)	Beulah, ND	Surface Lignite	584.0	8.4	6,767	0.8%	Dakota Coal Company (Great Plains Synfuels Plant)	6.2	2007 (3)
								Dakota Coal Company (Antelope Valley Station)	5.5	2007 (3)
								Dakota Coal Company (Leland Olds Station)	3.0	2007 (3)
								Dakota Coal Company (Stanton Station of United Power Association)	1.1	2003
The Falkirk Mining Company	Falkirk Mine (2)	Underwood, ND	Surface Lignite	484.5	----	6,200	0.6%	United Power Association/ Cooperative Power Association (Coal Creek Station)	7.6	2020
The Sabine Mining Company	South Hallsville No. 1 Mine (2)	Hallsville, TX	Surface Lignite	(4)	(4)	(4)	(4)	Southwestern Electric Power Company (Henry W. Pirkey Power Plant)	4.0	2020
Other										
San Miguel Lignite Mining Operations	San Miguel Lignite Mine	Jourdanton, TX	Surface Lignite	(5)	(5)	(5)	(5)	San Miguel Electric Cooperative, Inc. (San Miguel Power Plant)	3.3	2007
Red River Mining Company	Oxbow Mine	Coushatta, LA	Surface Lignite	6.8	56.3	6,722	0.7%	CLECO Utility Group, Inc./ Southwestern Electric Power Company (Dolet Hills Power Plant)	0.6	2010
Mississippi Lignite Mining Company	Red Hills Mine	Ackerman, MS	Surface Lignite	163.9	126.7	5,200	0.6%	Choctaw Generation Limited Partnership (Red Hills Power Plant)	2.9	2032
			Total Developed	1,239.2	191.4					
Undeveloped Mining Operations										
North Dakota	----	----	----	----	565.1	6,500	0.8%	----	----	----
Texas	----	----	----	----	192.9	6,800	1.0%	----	----	----
Eastern	----	----	----	60.6	49.6	12,070	3.3%	----	----	----
Mississippi	----	----	----	----	143.4	5,200	0.6%	----	----	----
Tennessee	----	----	----	----	81.2	5,200	0.7%	----	----	----
			Total Undeveloped	60.6	1,032.2					
			Total Developed/ Undeveloped	1,299.8	1,223.6					

(1) The projected extraction loss is approximately ten percent (10%) of the proven and probable reserves, except with respect to the reserves for the Eastern Undeveloped Mining Operations, in which case the extraction loss is approximately thirty percent (30%) of the proven and probable reserves.
(2) The contracts for these mines require the customer to cover the cost of the ongoing replacement and upkeep of the plant and equipment of the mine.
(3) Although the term of the existing coal sales agreement terminates in 2007, the term may be extended for six (6) additional periods of five years, or until 2037, at the option of The Coteau Properties Company.
(4) The reserves of the South Hallsville No. 1 Mine are owned and controlled by the customer and, therefore, have not been listed in the table.
(5) The reserves of the San Miguel Lignite Mine are owned and controlled by the customer and, therefore, have not been listed in the table.

Government Regulation

NACoal, like other coal producers, continues to be subject to Federal and state health, safety and environmental regulations. NACoal's active operations are required to make certain additional capital expenditures to comply with such governmental regulations. For the project mining subsidiaries these expenditures will be recovered under the terms of the coal sales agreements with the utility customers.

NACoal's management believes that the Clean Air Act Amendments, which became effective in 1990, have not had and will not have a material adverse effect on its current operations, because substantially all of the power generating facilities operated or supplied by NACoal's customers meet or exceed the requirements of the Clean Air Act.

Competition

The coal industry competes with other sources of energy, particularly oil, gas, hydro-electric power and nuclear power. Among the factors that affect competition are the price and availability of oil and natural gas, environmental considerations, the time and expenditures required to develop new energy sources, the cost of transportation, the cost of compliance with governmental regulation of operations, the impact of Federal and state energy policies and the current trend toward deregulation of energy markets. The ability of NACoal to market and develop its reserves will depend upon the interaction of these factors.

There is no official source of information on the subject, but NACoal believes that it was one of the ten largest coal producers in the United States in 2002 based on total coal tons sold.

Employees

As of February 28, 2003, NACoal had approximately 1,200 employees.

B. NACCO Materials Handling Group

1. NMHG Wholesale

General

NMHG Wholesale designs, engineers, manufactures and sells a comprehensive line of lift trucks and aftermarket parts on a global basis under the Hyster and Yale brand names.

Manufacturing and Assembly

NMHG Wholesale manufactures components, such as masts and transmissions, and assembles products in the market of sale to minimize freight cost and balance currency mix. In some instances, however, it utilizes one worldwide location to manufacture specific components or assemble specific products. NMHG Wholesale operates 14 manufacturing and assembly operations worldwide with six plants in the Americas, five in Europe, including the Middle East and Africa, and three in Asia-Pacific.

Sales of lift trucks represented approximately 81% of NMHG Wholesale's annual revenues in each of 2002, 2001 and 2000.

Marketing

NMHG Wholesale's marketing organization is structured in three regional divisions: the Americas; Europe, which includes the Middle East and Africa;. and Asia-Pacific. In each region, certain marketing support functions for the Hyster and Yale brands are combined into a single shared services organization. These activities include sales and service training, information systems support, product launch coordination, direct advertising, specialized sales material development, help desks, order entry, marketing strategy and field service support. Only the specific aspects of NMHG Wholesale's sales and marketing activities that interact directly with dealers and customers, such as dealer consulting and new lift truck units and aftermarket parts transaction support, are brand specific.

Distribution Network

NMHG Wholesale distributes lift trucks and aftermarket parts through two channels: dealers and a National Accounts organization.

Dealers

Independent Dealers

The majority of NMHG Wholesale's dealers are independently owned and operated. In the Americas, NMHG Wholesale had 60 independent Hyster dealers and 75 independent Yale dealers as of December 31, 2002. In Europe, including the Middle East and Africa, Hyster had 78 independent dealers with locations in 97 countries and Yale had 75 independent dealers with locations in 39 countries as of December 31, 2002. Hyster had 15 independent dealers in Asia-Pacific as of December 31, 2002. Yale was represented by 11 independent dealers in Asia-Pacific as of December 31, 2002.

Owned Dealers

From time to time, NMHG has acquired, on an interim basis, certain independent Hyster, Yale and competitor dealers and rental companies to strengthen or protect Hyster's and Yale's presence in select territories. See "2. NMHG Retail" for a description of NMHG's owned dealers.

National Accounts

NMHG Wholesale operates a National Accounts organization for both Hyster and Yale focused on large customers with centralized purchasing and geographically dispersed operations in multiple dealer territories. The National Accounts organization accounted for 18% of new lift truck unit volume in 2002. The dealer network described above supports the National Accounts organization by providing aftermarket parts and service on a local basis. Dealers receive a commission for the support they provide in connection with National Accounts sales and for the preparation and delivery of lift trucks to customer locations. In addition to selling new lift trucks, the National Accounts organization markets services including full maintenance leases and total fleet management.

Customers

NMHG Wholesale's customer base is diverse and fragmented, including, among others, food distributors, trucking and automotive companies, lumber, metal products, rental, paper and building materials suppliers, warehouses, light and heavy manufacturers, retailers and container handling companies.

Aftermarket Parts

NMHG Wholesale offers a line of aftermarket parts to service its large installed base of lift trucks currently in use in the industry. NMHG Wholesale offers online technical reference databases to obtain the required aftermarket parts for a job and an aftermarket parts ordering system. Aftermarket parts sales represented approximately 19% of NMHG Wholesale's annual revenues in each of 2002, 2001 and 2000.

NMHG Wholesale sells Hyster and Yale branded aftermarket parts to dealers for Hyster and Yale lift trucks. NMHG Wholesale also sells aftermarket parts under the UNISOURCE™, MULTIQUIP™ and PREMIER™ brands to Hyster and Yale dealers for the service of competitor lift trucks.

Financing of Sales

NMHG Wholesale is engaged in a joint venture with General Electric Capital Corporation ("GECC") to provide dealer and customer financing of new lift trucks in the United States. NMHG owns 20% of the joint venture entity, NMHG Financial Services, Inc. ("NFS"), and receives fees and remarketing profits under an agreement that expires in 2003. NMHG accounts for its ownership of NFS using the equity method of accounting.

In addition, NMHG Wholesale has also entered into an International Operating Agreement with GECC under which GECC provides leasing and financing services to Hyster and Yale dealers and their customers outside of the United States. GECC pays NMHG a referral fee once certain financial thresholds are reached. This agreement expires in 2003.

Under the agreements with NFS and with GECC pursuant to the International Operating Agreement, NMHG's dealers and certain customers are extended credit for the purchase of lift trucks to be placed in the dealer's floor plan inventory or the financing of lift trucks that are sold or leased to customers. For some of these arrangements, NMHG provides residual value guarantees or standby recourse or repurchase obligations to NFS or to GECC. In substantially all of these transactions, NMHG maintains perfected security interests in the lift trucks financed, so that in the event of a default, NMHG has the ability to foreclose on the leased property and sell it through the Hyster or Yale dealer network. Furthermore, NMHG has established reserves for exposures under these agreements. NMHG expects to renew or replace these agreements at the end of 2003.

Backlog

As of December 31, 2002, NMHG Wholesale's backlog of unfilled orders placed with its manufacturing and assembly operations for new lift trucks was approximately 18,800 units, or $340 million, of which substantially all is expected to be filled during fiscal 2003. This compares to the backlog as of December 31, 2001 of approximately 15,100 units, or $266 million. Backlog represents unfilled lift truck orders to NMHG Wholesale's manufacturing and assembly facilities from dealers, National Accounts customers and contracts with the United States government.

Key Suppliers

In 2002, no single supplier accounted for more than 7% of NMHG Wholesale's purchases. NMHG Wholesale believes there are competitive alternatives to all suppliers.

Competition

Competition in the lift truck industry is based primarily on strength and quality of dealers, brand loyalty, customer service, availability of products and aftermarket parts, comprehensive product line offering, product performance, product quality and features and the cost of ownership over the life of the lift truck. NMHG's management believes that it is competitive in all of these areas.

The lift truck industry also competes with alternative methods of materials handling, including conveyor systems and automated guided vehicle systems.

NMHG's aftermarket parts offerings compete with parts manufactured by other lift truck manufacturers as well as companies that focus solely on the sale of generic parts.

Patents, Trademarks and Licenses

NMHG Wholesale is not materially dependent upon patents or patent protection. NMHG Wholesale is the owner of the Hyster trademark. NMHG uses the Yale trademark on a perpetual royalty-free basis in connection with the manufacture and sale of lift trucks and related components. NMHG believes that the Hyster and Yale trademarks are material to its business.

2. NMHG Retail

General

From time to time, NMHG, through NMHG Retail, has acquired, on an interim basis, certain independent Hyster, Yale and competitor dealers and rental companies to strengthen or protect Hyster's or Yale's presence in select territories. NMHG's long-term strategy is to identify strategic buyers for owned dealers that represent "best-in-class" dealers to support the Hyster and Yale brands. In early 2003, NMHG sold its sole company owned retail dealership in North America to MH Logistics Corporation, which already owned three Hyster dealerships.

As of December 31, 2002, NMHG Retail had eight dealerships and rental companies in Europe and nine dealerships and rental companies in Asia-Pacific.

Company Operations

An NMHG Retail dealership is authorized to sell and rent either Hyster or Yale brand materials handling equipment. These dealerships will typically also sell allied lines of equipment from other manufacturers pursuant to dealer agreements. Allied equipment includes such items as sweepers, aerial work platforms, personnel carts, rough terrain forklifts and other equipment as well as racking and shelving. The number and type of products available will vary from dealership to dealership. A source of revenue for dealerships is the sale of parts and service for equipment sold by the dealership. Service is performed both in-shop and on-site. In addition to the outright sale of new and used equipment, dealerships provide equipment for lease and for short- or long-term rental.

NMHG Retail dealerships are granted a primary geographic territory by NMHG Wholesale in which they operate. NMHG Retail operations are conducted at branch facilities located in major cities within NMHG Retail's assigned area of operations.

Competition

The materials handling equipment sales and rental industry is highly fragmented and competitive. NMHG Retail's competitors include dealers owned by original equipment manufacturers, original equipment manufacturer direct sales efforts, independently owned competitive dealerships and forklift rental outlets, independent parts operations, independent service shops and, to a lesser extent, independent Hyster or Yale dealers. The forklift truck industry also competes with alternative methods of materials handling, including conveyor systems, automated guided vehicle systems and manual labor.

Customers

NMHG Retail's customer base is highly diversified and ranges from Fortune 100 companies to small businesses in a substantial number of manufacturing and service industries. No single customer accounted for more than 10% of NMHG Retail's revenues during 2002. NMHG Retail's customer base varies widely by branch and is determined by several factors, including the equipment mix and marketing focus of the particular branch and the business composition of the local economy.

Financing of Sales

NMHG Retail dealerships have a preferred relationship with GECC. NMHG Retail dealerships may obtain wholesale and retail financing for the sale and leasing of equipment through GECC. This affords these dealerships with a wide variety of financial products at competitive rates. See also "1. NMHG Wholesale – Financing of Sales" above.

Research and Development

NMHG's research and development capability is organized around four major engineering centers, all coordinated on a global basis from NMHG's Portland, Oregon headquarters. Comparable products are designed for each brand concurrently and generally each center is focused on the global requirements for a single product line. NMHG's counterbalanced development center, which has global design responsibility for several classes of lift trucks primarily used in industrial applications, is located in Portland, Oregon. NMHG's big truck development center is located in Nijmegen, The Netherlands, adjacent to a dedicated global big truck assembly facility. Big trucks are primarily used in handling shipping containers and in specialized heavy lifting applications. Warehouse trucks, which are primarily used in distribution applications, are designed based on regional differences in stacking and storage practices. As a result, NMHG designs warehouse equipment for sale in the Americas market in Greenville, North Carolina adjacent to the Americas assembly facility for warehouse equipment. NMHG designs warehouse equipment for the European market in Masate, Italy.

NMHG's engineering centers utilize a three-dimensional CAD/CAM system and are electronically connected to one another, to all of NMHG's manufacturing and assembly facilities and to some suppliers. This allows for collaboration in technical engineering designs and collaboration with suppliers. Additionally, NMHG solicits customer feedback throughout the design phase to improve product development efforts. NMHG invested $43.7 million, $44.7 million and $43.9 million on product design and development activities in 2002, 2001 and 2000, respectively.

Sumitomo-NACCO Joint Venture

NMHG has a 50% ownership interest in Sumitomo-NACCO Materials Handling Group ("S-N"), a limited liability company that was formed in 1970 to manufacture and distribute lift trucks in Japan. Sumitomo Heavy Industries, Inc. owns the remaining 50% interest in S-N. Each shareholder of S-N is entitled to appoint directors representing 50% of S-N's board of directors. All matters related to policies and programs of operation, manufacturing and sales activities require mutual agreement between NMHG and Sumitomo Heavy Industries, Inc. prior to a vote of S-N's board of directors. As a result, NMHG accounts for its ownership in S-N using the equity method of accounting. NMHG purchases Hyster and Yale branded lift trucks and related components and aftermarket parts from S-N under normal trade terms for sale outside of Japan.

Employees

As of February 28, 2003, NMHG had approximately 7,000 employees, approximately 5,950 of whom were employed by the wholesale operations and approximately 1,050 of whom were employed by owned dealers. A majority of the employees in the Danville, Illinois parts depot operations (approximately 135 employees) are unionized, as are tool room employees (approximately 15 employees) located in Portland, Oregon. NMHG's contracts with the Danville and Portland unions each expire in 2003. Negotiations with respect to these contracts have not yet commenced. Employees at the facilities in Berea, Kentucky; Sulligent, Alabama; and Greenville and Lenoir, North Carolina are not represented by unions.

In Europe, some employees in the Craigavon, Northern Ireland and Irvine, Scotland facilities are unionized. Employees in the Nijmegen, The Netherlands facility are not represented by unions. The employees in Nijmegen have organized a works council, as required by Dutch law, which performs a consultative role on employment matters. In Mexico, shop employees are unionized. All of the European employees are part of European Works Council that performs a consultative role on business and employment matters.

NMHG believes its current labor relations with both union and non-union employees are generally satisfactory. However, there can be no assurances that NMHG will be able to successfully renegotiate its union contracts without work stoppages or on acceptable terms.

Environmental Matters

NMHG's manufacturing operations are subject to laws and regulations relating to the protection of the environment, including those governing the management and disposal of hazardous substances. NMHG Retail's operations are particularly affected by laws and regulations relating to the disposal of cleaning solvents and wastewater and the use of and disposal of petroleum products from underground and above-ground storage tanks. NMHG's policies stress compliance and NMHG believes it is currently in substantial compliance with existing environmental laws. If NMHG fails to comply with these laws or its environmental permits, then it could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions. In addition, future changes to environmental laws could require NMHG to incur significant additional expense or restrict operations. Based on current information, management does not expect compliance with environmental requirements to have a material adverse effect on NMHG's financial condition or results of operations.

In addition, NMHG's products may be subject to laws and regulations relating to the protection of the environment, including those governing vehicle exhaust. Regulatory agencies in the United States and Europe have issued or proposed various regulations and directives designed to reduce emissions from spark ignited engines and diesel engines used in off-road vehicles, such as industrial lift trucks. These regulations will require NMHG and other lift truck manufacturers to incur costs to modify designs and manufacturing processes, and to perform additional testing and reporting. While there can be no assurance, NMHG believes that the impact of expenditures to comply with these requirements will not have a material adverse effect on its business.

NMHG is investigating or remediating historical contamination caused by its operations or those of businesses it acquired at some current and former sites. NMHG has also been named as a potentially responsible party for cleanup costs under the so-called Superfund law at several third-party sites where NMHG (or its predecessors) disposed of wastes in the past. Under Superfund and often under similar state laws, the entire cost of cleanup can be imposed on any one of the statutorily liable parties, without regard to fault. While NMHG is not currently aware that any material outstanding claims or obligations exist with regard to these sites, the discovery of additional contamination at these or other sites could result in significant cleanup costs.

In connection with any acquisition made by NMHG, NMHG could under some circumstances be held financially liable for or suffer other adverse effects due to environmental violations or contamination caused by a prior owner of the business. In addition, under some of the agreements through which NMHG has sold businesses or assets, NMHG has retained responsibility for certain contingent environmental liabilities arising from pre-closing operations. These liabilities may not arise, if at all, until years later.

Government and Trade Regulations

Since June 1988, Japanese-built internal combustion engine lift trucks imported into the United States, with lifting capacities between 2,000 and 15,000 pounds, including finished and unfinished lift trucks, chassis, frames and frames assembled with one or more component parts, have been subject to an anti-dumping duty order. Anti-dumping duty rates in effect through 2002 range from 7.39% to 56.81% depending on manufacturer or importer. The anti-dumping duty rate applicable to imports from S-N is 51.33%. NMHG does not currently import for sale in the United States any lift trucks or components subject to the anti-dumping duty order. This anti-dumping duty order will remain in effect until the Japanese manufacturers and importers satisfy the U.S. Department of Commerce that they have not individually sold merchandise subject to the order in the United States below fair market value for at least three consecutive years, or unless the Commerce Department or the U.S. International Trade Commission finds that changed circumstances exist sufficient to warrant the retirement of the order. All of NMHG's major Japanese competitors have either built or acquired manufacturing or assembly facilities over the past decade in the United States and any products manufactured at these facilities are not subject to the anti-dumping duty order. The legislation implementing the Uruguay round of GATT negotiations passed in 1994 provided for the anti-dumping order to be reviewed for possible retirement in 2000. NMHG opposed retirement of the order and the 2000 review did not result in retirement of the anti-dumping duty. The anti-dumping order will again be reviewed for possible retirement in 2005.

There are no formal restraints on foreign lift truck manufacturers in the European Union. Several Japanese manufacturers have established manufacturing or assembly facilities within the European Union.

C. NACCO Housewares Group

General

NACCO Housewares Group consists of HB◆PS and KCI. HB◆PS is a leading manufacturer, marketer and distributor of small electric motor and heat-driven household appliances as well as commercial products for restaurants, bars and hotels. HB◆PS' products are marketed primarily to retail merchants and wholesale distributors. KCI is a national specialty retailer of brand-name kitchenware, small electrical appliances and related accessories that operated 173 retail stores as of December 31, 2002. Stores are located primarily in factory outlet complexes that feature merchandise of highly recognizable name-brand manufacturers, including HB◆PS.

Sales and Marketing

HB•PS manufactures, markets and distributes a wide range of small electric household appliances, including motor-driven appliances such as blenders, mixers, can openers and food processors, and heat-driven appliances such as coffeemakers, irons, toasters, slow cookers, indoor grills and toaster ovens. HB•PS also manufactures and markets a line of humidifiers, air purifiers and odor eliminators. In addition, HB•PS makes commercial products for restaurants, bars and hotels. HB•PS generally markets its "better" and "best" segments under the Hamilton Beach® brand and uses the Proctor-Silex® brand for the "good" and "better" segments. HB•PS also markets a home odor elimination product under the TrueAir™ brand name. In addition, HB•PS supplies Wal*Mart with GE-branded kitchen electric and garment-care appliances under Wal*Mart's license agreement with General Electric Company. HB•PS markets its products primarily in North America, but also sells products in Latin America, Asia-Pacific and Europe. Sales are generated predominantly by a network of inside sales employees to mass merchandisers, national department stores, variety store chains, drug store chains, specialty home retailers and other retail outlets. Principal customers during 2002 included Wal*Mart, Kmart, Target, Canadian Tire, Family Dollar, Sears, Bed, Bath & Beyond, Dollar General, Home Depot and Zellers. Sales to one of HB•PS' customers exceeded 10 percent of Housewares' revenues in each of the years 2002, 2001 and 2000. The loss of this customer would be material to Housewares. Sales promotion activities are primarily focused on cooperative advertising.

Because of the seasonal nature of the markets for small electric appliances, HB•PS' management believes that backlog is not a meaningful indicator of performance and is not a significant indicator of annual sales. As of December 31, 2002, backlog for HB•PS was approximately $8.7 million. This compares with the backlog as of December 31, 2001 of approximately $3.2 million. This backlog represents customer orders, which may be canceled at any time prior to shipment.

HB•PS' warranty program to the consumer consists generally of a limited warranty lasting for varying periods of up to three years for electric appliances. Under its warranty program, HB•PS may repair or replace, at its option, those products found to contain manufacturing defects.

Revenues and operating profit for Housewares are traditionally greater in the second half of the year as sales of small electric appliances to retailers and consumers increase significantly with the fall holiday selling season. Because of the seasonality of purchases of its products, HB•PS incurs substantial short-term debt to finance inventories and accounts receivable in anticipation of the fall holiday selling season.

Product Design and Development

Housewares spent $7.0 million in 2002, $7.3 million in 2001 and $8.0 million in 2000 on product design and development activities. All of these expenditures were made by HB•PS.

Raw Materials

The principal raw materials used to manufacture and distribute HB•PS' products are plastic, glass, steel and packaging materials. HB•PS' management believes that adequate quantities of raw materials are available from various suppliers.

Competition

The small electric household appliance industry is highly competitive. Based on publicly available information about the industry, HB•PS' management believes it is one of the largest full-line manufacturers and marketers of small electric kitchen appliances in North America based on key product categories.

As retailers generally purchase a limited selection of small electric appliances, HB•PS competes with other suppliers for retail shelf space and focuses its primary marketing efforts on retailers rather than consumers. Since 1996, HB•PS has also conducted consumer advertising for the Hamilton Beach brand. In 2002, this advertising focused on the Hamilton Beach and TrueAir brands. HB•PS' management believes that the principal areas of competition with respect to its products are quality, price, product design, product features, merchandising, promotion and warranty. HB•PS' management believes that it is competitive in all of these areas.

As the outlet channel of the retail industry is approaching maturity, the management of KCI continues to explore alternate areas of growth and diversification. For the past several years, KCI has been testing alternative store formats both within the outlet industry and the more traditional retail environments. Because not all of these formats have met KCI's rigorous financial performance standards, KCI continues to explore alternate channels of distribution, including distribution through the Internet.

Government Regulation

HB•PS, in common with other manufacturers, is subject to numerous Federal and state health, safety and environmental regulations. HB•PS' management believes that the impact of expenditures to comply with such laws will not have a material adverse effect on HB•PS. HB•PS' products are subject to testing or regulation by Underwriters' Laboratories, the Canadian Standards Association and various entities in foreign countries that review product design.

Patents, Trademarks, Copyrights and Licenses

HB•PS holds patents and trademarks registered in the United States and foreign countries for various products. HB•PS' management believes that its business is not dependent upon any individual patent, trademark, copyright or license, but that the Hamilton Beach and Proctor-Silex trademarks are material to its business.

Employees

As of February 28, 2003, Housewares' work force consisted of approximately 3,300 employees, most of whom are not represented by unions. In Canada, approximately 16 hourly employees at HB•PS' Picton, Ontario distribution facility are unionized. These employees are represented by an employee association which performs a consultative role on employment matters. On February 1, 2003, a collective bargaining agreement, which expires on January 31, 2005, was executed for HB•PS' Saltillo, Mexico manufacturing facility. Under this agreement, a new wage agreement must be in place by January 31, 2004. As of February 28, 2003, there were approximately 1,180 employees subject to the terms of the Saltillo agreement. The management of HB•PS and KCI believe their current labor relations with both union and non-union employees are satisfactory. However, there can be no assurances that HB•PS will be able to successfully renegotiate its union contracts without work stoppages or on acceptable terms. A prolonged work stoppage at a unionized facility could materially adversely affect Housewares' business and results of operations.

Item 2. PROPERTIES

A. NACCO

NACCO currently leases its corporate headquarters office space in Mayfield Heights, Ohio.

B. NACoal

NACoal currently leases its corporate headquarters office space in Dallas, Texas. NACoal's proven and probable coal reserves and deposits (owned in fee or held under leases which generally remain in effect until exhaustion of the reserves if mining is in progress) are estimated at approximately 2.5 billion tons, all of which are lignite deposits, except for approximately 110 million tons of bituminous coal. Reserves are estimates of quantities of coal, made by NACoal's geological and engineering staff, that are considered mineable in the future using existing operating methods. Developed reserves are those which have been allocated to mines which are in operation; all other reserves are classified as undeveloped. Information concerning mine type, reserve data and coal quality characteristics for NACoal's properties are set forth on the table on page 3 under "Item 1. Business -- A. North American Coal -- Sales, Marketing and Operations."

C. NMHG

1. NMHG Wholesale

The following table presents the principal assembly, manufacturing, distribution and office facilities that NMHG owns or leases for use in the wholesale operations:

Region	Facility Location	Owned/ Leased	Function(s)
Americas	Berea, Kentucky	Owned	Assembly of lift trucks
	Danville, Illinois	Owned	Americas parts distribution center
	Greenville, North Carolina	Owned	Divisional headquarters and marketing and sales operations for Hyster and Yale in Americas; Americas warehouse development center; assembly of lift trucks
	Lenoir, North Carolina	Owned	Manufacture and assembly of component parts for lift trucks
	Portland, Oregon	Owned	Counterbalanced development center for design and testing of lift trucks, prototype equipment and component parts
	Portland, Oregon	Leased	Manufacture of production tooling and prototype units
	Portland, Oregon	Leased	Global headquarters
	Ramos Arizpe, Mexico	Owned	Manufacture of component parts for lift trucks
	Sao Paolo, Brazil	Owned	Assembly of lift trucks and marketing operations for Brazil
	Sulligent, Alabama	Owned	Manufacture of component parts for lift trucks
Europe	Craigavon, Northern Ireland	Owned	Manufacture of lift trucks; cylinder and transmission assembly; mast fabrication and assembly for Europe
	Fleet, England	Leased	Hyster and Yale marketing and sales operations in Europe
	Irvine, Scotland	Owned	Divisional headquarters; assembly of lift trucks mast manufacturing and assembly
	Modena, Italy	Leased	Assembly of lift trucks
	Masate, Italy	Leased	Assembly of lift trucks; European warehouse development center
	Nijmegen, The Netherlands	Owned	Big trucks development center; manufacture and assembly of big trucks and component parts; European parts distribution center
Asia	Shanghai, China	Owned (1)	Assembly of lift trucks by Shanghai Hyster joint venture
	Sydney, Australia	Leased	Divisional headquarters and sales and marketing for Asia-Pacific; distribution of aftermarket parts

(1) This facility is owned by Shanghai Hyster Forklift Ltd., NMHG's Chinese joint venture company.

S-N's operations are supported by two facilities. S-N's headquarters are located in Obu, Japan at a facility owned by S-N. The Obu facility also has assembly and distribution capabilities. In Cavite, the Philippines, S-N owns a facility for the manufacture of frames for S-N products.

2. NMHG Retail

NMHG's 17 owned dealerships operate from 51 locations. Of these locations, 23 are in Europe and 28 are in Asia-Pacific, as shown below:

Europe	**Asia-Pacific**
France (15)	Australia (27)
Germany (3)	Singapore (1)
The Netherlands (1)	
United Kingdom (4)	

Dealership locations generally include facilities for displaying equipment, storing rental equipment, servicing equipment, aftermarket parts storage and sales and administrative offices. NMHG owns four of these locations and leases 47 locations. Some of the leases were entered into or assumed in connection with acquisitions and many of the lessors under these leases are former owners of businesses that NMHG acquired.

NMHG Retail geographic headquarters are shared with NMHG Wholesale in Fleet, England and Sydney, Australia.

D. NACCO Housewares Group

The following table presents the principal manufacturing, distribution and office facilities owned or leased by HB◆PS:

Facility Location	Owned/ Leased	Function(s)
El Paso, Texas	Leased	Distribution center
Glen Allen, Virginia	Leased	Corporate headquarters
Juarez, Chihuahua, Mexico	Leased	Manufacturing and assembly of retail products
Memphis, Tennessee	Leased	Distribution center
Picton, Ontario, Canada	Leased	Distribution center
Southern Pines, North Carolina	Leased	Assembly of commercial products; service center for customer returns; catalog sales center; parts distribution center
Toronto, Ontario, Canada	Leased	Proctor-Silex Canada sales and administration headquarters
Washington, North Carolina	Leased	Customer service center
Saltillo, Coahuila, Mexico	Owned	Manufacture and assembly of retail products

Sales offices are also leased in several cities in the United States, Canada and Mexico.

KCI currently leases its corporate headquarters building, a warehouse/distribution facility and a retail store in Chillicothe, Ohio. KCI leases the remainder of its retail stores. A typical store is approximately 3,000 square feet.

Item 3. LEGAL PROCEEDINGS

Neither the Company nor any of its subsidiaries is a party to any material pending legal proceeding other than ordinary routine litigation incidental to its respective business.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders of the Company.

Item 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

The information under this Item is furnished pursuant to Instruction 3 to Item 401(b) of Regulation S-K.

There exists no arrangement or understanding between any executive officer and any other person pursuant to which such executive officer was elected. Each executive officer serves until his successor is elected and qualified.

The tables on the following pages set forth the name, age, current position and principal occupation and employment during the past five years of the Company's executive officers.

EXECUTIVE OFFICERS OF THE COMPANY

Name	Age	Current Position	Other Positions
Alfred M. Rankin, Jr.	61	Chairman, President and Chief Executive Officer of NACCO (since prior to 1998)	
Charles A. Bittenbender	53	Vice President, General Counsel and Secretary of NACCO (since prior to 1998)	
Kenneth C. Schilling	43	Vice President and Controller of NACCO (since prior to 1998)	
J.C. Butler, Jr.	42	Vice President – Corporate Development and Treasurer of NACCO (since prior to 1998)	
Lauren E. Miller	48	Vice President – Consulting Services of NACCO (since prior to 1998)	
Constantine E. Tsipis	44	Assistant General Counsel and Assistant Secretary of NACCO (since May 2000)	From prior to 1998 to May 2000, Assistant General Counsel of NACCO.

PRINCIPAL OFFICERS OF THE COMPANY'S SUBSIDIARIES

A. NACOAL

Name	Age	Current Position	Other Positions
Clifford R. Miercort	63	President and Chief Executive Officer of NACoal (since prior to 1998)	
Charles B. Friley	61	Senior Vice President – Finance and Chief Financial Officer of NACoal (since August 1999)	From prior to 1998 to August 1999, Vice President and Chief Financial Officer of NACoal.
Robert L. Benson	55	Vice President – Eastern and Southern Operations of NACoal (since September 2001); General Manager of Mississippi Lignite Mining Company (a subsidiary of NACoal) (since prior to 1998)	From prior to 1998 to September 2001, Operations Manager, NACoal.
Thomas A. Koza	56	Vice President – Law and Administration and Secretary of NACoal (since prior to 1998)	
Clark A. Moseley	51	Vice President – Business Development and Engineering of NACoal (since January 2002)	From prior to 1998 to January 2002, Vice President – Engineering of NACoal.
Bob D. Carlton	46	Controller of NACoal (since August 2002) and Director of Tax of NACoal (since June 2001)	From prior to 1998 to June 2001, Tax Manager of NACoal.
K. Donald Grischow	55	Treasurer of NACoal (since prior to 1998)	From prior to 1998 to August 2002, Controller of NACoal.

PRINCIPAL OFFICERS OF THE COMPANY'S SUBSIDIARIES

B. NMHG

Name	Age	Current Position	Other Positions
Reginald R. Eklund	62	President and Chief Executive Officer of NMHG (since prior to 1998)	
Michael P. Brogan	53	Senior Vice President, Product Development and Procurement of NMHG (since June 2000)	From May 1999 to June 2000, Vice President, Warehouse Product Strategy of NMHG. From prior to 1998 to May 1999, Managing Director of NACCO Materials Handling S.R.L. (Italy) (a subsidiary of NMHG Wholesale).
Richard H. Close	44	Vice President of NMHG; Managing Director, NMHG Europe, Africa and Middle East (since August 2001)	From March 1999 to July 2001, Managing Director of Lex Industrial Machinery (a provider of industrial machinery management solutions). From prior to 1998 to March 1999, Franchise Director of Lex Retail Group (a provider of vehicle management solutions).
Gregory J. Dawe	54	Vice President, Manufacturing & Quality Strategy of NMHG (since January 2002)	From prior to 1998 to January 2002, Vice President, Manufacturing, Americas of NMHG.
Daniel P. Gerrone	53	Controller of NMHG (since August 2002)	From January 2000 to August 2002, Director, Accounting of NMHG. From May 1999 to January 2000, Senior Analyst, Portland General Electric Company (an electric utility company). From prior to 1998 to May 1999, Director of Financial Reporting and Budgeting, Pacific Gas Transmission Company (a natural gas transmission company).
Ron J. Leptich	59	Vice President, Engineering and Big Trucks of NMHG (since prior to 1998)	
Geoffrey D. Lewis	45	Vice President, Corporate Development, General Counsel and Secretary of NMHG (since June 1999)	From prior to 1998 to June 1999, Vice President, General Counsel and Secretary of NMHG.
Jeffrey C. Mattern	50	Treasurer of NMHG (since prior to 1998)	
Frank G. Muller	61	Executive Vice President and Chief Operating Officer of NMHG (since July 2002)	From prior to 1998 to July 2002, Vice President of NMHG; President, Americas of NMHG.
Victoria L. Rickey	50	Vice President, Chief Strategy Officer of NMHG (since July 2001)	From prior to 1998 to July 2001, Vice President of NMHG; Managing Director, NMHG Europe, Africa and Middle East.
Michael K. Smith	58	Vice President, Finance & Information Systems and Chief Financial Officer of NMHG (since July 2002)	From prior to 1998 to July 2002, Vice President, Finance & Information Systems, Americas of NMHG.
Colin Wilson	48	Vice President of NMHG; President, Americas of NMHG (since July 2002)	From prior to 1998 to July 2002, Vice President, Marketing, Americas of NMHG.

PRINCIPAL OFFICERS OF THE COMPANY'S SUBSIDIARIES

C. NACCO HOUSEWARES GROUP

1. HB•PS

Name	Age	Current Position	Other Positions
Michael J. Morecroft	61	President and Chief Executive Officer of HB•PS (since January 2001)	From prior to 1998 to January 2001, Senior Vice President – Engineering/Product Development of HB•PS.
David S. Baran	41	Vice President – Manufacturing of HB•PS (since August 2001)	From June 2001 to August 2001, General Manager, Juarez Operations of HB•PS. From January 2000 to June 2001, Director of Operations, Danaher Corporation (designer, manufacturer and marketer of industrial and consumer products). From prior to 1998 to December 1999, Plant Manager, GE Industrial Systems (supplier of products and service solutions for residential, commercial, industrial, institutional and utility applications).
Keith B. Burns	46	Vice President – Engineering and New Product Development of HB•PS (since March 2001)	From April 1999 to March 2001, Vice President, Purchasing of HB•PS. From November 1998 to April 1999, Director of Product Engineering of HB•PS. From prior to 1998 to October 1998, Manager, Product Engineering of HB•PS.
Kathleen L. Diller	51	Vice President, General Counsel and Secretary of HB•PS (since August 2001)	From May 1998 to August 2001, Assistant General Counsel and Assistant Secretary, Cooper Tire & Rubber Company (developer, manufacturer and marketer of primarily rubber-based products for the transportation industry). From prior to 1998 to April 1998, Senior Division Counsel, Owens Corning (manufacturer of building materials systems and composites systems).
Charles B. Hoyt	55	Senior Vice President – Finance and Chief Financial Officer of HB•PS (since prior to 1998)	
Paul C. Smith	56	Senior Vice President – Sales of HB•PS (since prior to 1998)	
James H. Taylor	45	Vice President and Treasurer of HB•PS (since prior to 1998)	
Gregory H. Trepp	41	Vice President – Marketing of HB•PS (since July 2002)	From August 1999 to July 2002, Vice President – Product Management of HB•PS. From prior to 1998 to July 1999, Director of Marketing of HB•PS.

2. KCI

Name	Age	Current Position	Other Positions
Randolph J. Gawelek	55	President and Chief Executive Officer of KCI (since August 1999)	From March 1999 to August 1999, President, Secretary and Treasurer of KCI. From December 1998 to March 1999, Executive Vice President, Secretary and Treasurer of KCI. From prior to 1998 to December 1998, Executive Vice President and Secretary of KCI.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS' MATTERS

NACCO Industries, Inc. Class A common stock is traded on the New York Stock Exchange under the ticker symbol NC. Because of transfer restrictions, no trading market has developed, or is expected to develop, for the Company's Class B common stock. The Class B common stock is convertible into Class A common stock on a one-for-one basis. The high and low market prices for the Class A common stock and dividends per share for both classes of common stock for each quarter during the past two years are presented in the table below:

	2002		
	Sales Price		**Cash**
	High	**Low**	**Dividend**
First quarter	**$67.50**	**$52.78**	**23.50¢**
Second quarter	**$76.20**	**$56.95**	**24.50¢**
Third quarter	**$60.36**	**$38.55**	**24.50¢**
Fourth quarter	**$49.56**	**$36.39**	**24.50¢**

	2001		
	Sales Price		Cash
	High	Low	Dividend
First quarter	$71.00	$42.50	22.50¢
Second quarter	$79.10	$60.59	23.50¢
Third quarter	$82.80	$44.25	23.50¢
Fourth quarter	$65.00	$45.25	23.50¢

At December 31, 2002, there were approximately 400 Class A common stockholders of record and 300 Class B common stockholders of record. See Note 21 to the Consolidated Financial Statements contained in Part IV hereof for a discussion of the amount of NACCO's investment in subsidiaries that was restricted at December 31, 2002.

Item 6. SELECTED FINANCIAL DATA

	Year Ended December 31				
	2002	2001	2000	1999	1998
	(In millions, except per share and employee data)				
Operating Statement Data:					
Revenues	$ **2,548.1**	$ 2,637.9	$ 2,871.3	$ 2,635.9	$ 2,569.3
Goodwill amortization	$ **—**	$ 15.9	$ 15.7	$ 15.2	$ 14.7
Operating profit	$ **131.8**	$ 5.7	$ 117.9	$ 131.3	$ 198.1
Operating profit excluding goodwill amortization[1]	$ **131.8**	$ 21.6	$ 133.6	$ 146.5	$ 212.8
Income (loss) before extraordinary gain (loss) and cumulative effect of accounting changes	$ **49.6**	$ (34.7)	$ 37.8	$ 54.3	$ 102.3
Extraordinary gain (loss), net-of-tax[2]	**(7.2)**	---	29.9	---	---
Cumulative effect of accounting changes, net-of-tax [3]	**—**	(1.3)	---	(1.2)	---
Net income (loss)	$ **42.4**	$ (36.0)	$ 67.7	$ 53.1	$ 102.3
Net income (loss) excluding goodwill amortization[1]	$ **42.4**	$ (20.1)	$ 83.4	$ 68.3	$ 117.0
Basic earnings per share:					
Income (loss) before extraordinary gain (loss) and cumulative effect of accounting changes	$ **6.05**	$ (4.24)	$ 4.63	$ 6.67	$ 12.56
Extraordinary gain (loss), net-of-tax	**(.88)**	---	3.66	---	---
Cumulative effect of accounting changes, net-of-tax	**—**	(.16)	---	(.15)	---
Net income (loss)	$ **5.17**	$ (4.40)	$ 8.29	$ 6.52	$ 12.56
Basic earnings per share excluding goodwill amortization:[1]					
Net income (loss)	$ **5.17**	$ (4.40)	$ 8.29	$ 6.52	$ 12.56
Goodwill amortization	**—**	1.95	1.92	1.86	1.80
Net income (loss) excluding goodwill amortization	$ **5.17**	$ (2.45)	$ 10.21	$ 8.38	$ 14.36
Diluted earnings per share:					
Income (loss) before extraordinary gain (loss) and cumulative effect of accounting changes	$ **6.05**	$ (4.24)	$ 4.63	$ 6.66	$ 12.53
Extraordinary gain (loss), net-of-tax	**(.88)**	---	3.66	---	---
Cumulative effect of accounting changes, net-of-tax	**—**	(.16)	---	(.15)	---
Net income (loss)	$ **5.17**	$ (4.40)	$ 8.29	$ 6.51	$ 12.53
Diluted earnings per share excluding goodwill amortization:[1]					
Net income (loss)	$ **5.17**	$ (4.40)	$ 8.29	$ 6.51	$ 12.53
Goodwill amortization	**—**	1.95	1.92	1.86	1.80
Net income (loss) excluding goodwill amortization	$ **5.17**	$ (2.45)	$ 10.21	$ 8.37	$ 14.33

Item 6. SELECTED FINANCIAL DATA - Continued

	Year Ended December 31				
	2002	2001	2000	1999	1998
	(In millions, except per share and employee data)				
Balance Sheet Data at December 31:					
Total assets	**$ 2,123.9**	$ 2,161.9	$ 2,193.9	$ 2,013.0	$ 1,898.3
Long-term debt	**$ 406.5**	$ 248.1	$ 450.0	$ 326.3	$ 256.4
Stockholders' equity	**$ 559.4**	$ 529.3	$ 606.4	$ 562.2	$ 518.3
Cash Flow Data:					
Provided by operating activities	**$ 173.9**	$ 136.0	$ 133.0	$ 129.1	$ 144.3
Used for investing activities	**$ (19.6)**	$ (95.1)	$ (234.2)	$ (161.4)	$ (121.8)
Provided by (used for) financing activities	**$ (166.4)**	$ (1.6)	$ 98.3	$ 35.3	$ (12.1)
Other Data:					
Per share data:					
Cash dividends	**$ .970**	$ .930	$ .890	$ .850	$ .810
Market value at December 31	**$ 43.77**	$ 56.79	$ 43.69	$ 55.56	$ 92.00
Stockholders' equity at December 31	**$ 68.21**	$ 64.58	$ 74.21	$ 68.92	$ 63.83
Actual shares outstanding at December 31	**8.201**	8.196	8.171	8.157	8.120
Average shares outstanding	**8.198**	8.190	8.167	8.150	8.147
Total employees at December 31	**12,200**	13,500	17,200	16,000	14,100

(1) On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Beginning January 1, 2002, the Company discontinued amortization of its goodwill in accordance with this Statement.

(2) An extraordinary loss was recognized in 2002 as a result of an increase to Bellaire Corporation's ("Bellaire") estimated closed mine obligations relating to amounts owed to the United Mine Workers of America Combined Benefit Fund ("UMWA") arising as a result of the Coal Industry Retiree Health Benefit Act of 1992 (the "Coal Act"). An extraordinary gain was recognized in 2000 as a result of a reduction to Bellaire's estimated closed mine obligations relating to amounts owed to UMWA arising as a result of the Coal Act. See also discussion in "NACCO & Other" in Management's Discussion and Analysis in this Form 10-K.

(3) Cumulative effects of changes in accounting were recognized in 2001 as a result of the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and for a change in calculating pension costs. See discussion in Note 2 to the Consolidated Financial Statements of this Form 10-K.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
NACCO INDUSTRIES, INC. AND SUBSIDIARIES
(Tabular Amounts in Millions, Except Per Share, Unit, Store and Percentage Data)

NACCO Industries, Inc. ("NACCO," the parent company) and its wholly owned subsidiaries (collectively, the "Company") operate in three distinct industries: lignite mining, lift trucks and housewares. Results of operations and financial condition are discussed separately by segment, which corresponds with the industry groupings, except that the Company manages its lift truck operations as two reportable segments: wholesale manufacturing and retail distribution. Results by segment are also summarized in Note 19 to the Consolidated Financial Statements.

The North American Coal Corporation ("NACoal") mines and markets lignite primarily as fuel for power providers. NMHG Holding Co. ("NMHG Parent"), through its wholly owned subsidiaries, NACCO Materials Handling Group, Inc. ("NMHG Wholesale") and NMHG Distribution Co. ("NMHG Retail") (collectively "NMHG") designs, engineers, manufactures, sells, services and leases a full line of lift trucks and service parts marketed worldwide under the Hyster® and Yale® brand names. NMHG Wholesale includes the manufacture and sale of lift trucks and related service parts, primarily to independent and wholly owned Hyster and Yale retail dealerships and rental companies. NMHG Retail includes the sale, leasing and service of Hyster and Yale lift trucks and related service parts by wholly owned retail dealerships and rental companies. NACCO Housewares Group ("Housewares") consists of Hamilton Beach•Proctor-Silex, Inc. ("HB•PS"), a leading manufacturer, marketer and distributor of small electric motor and heat-driven household appliances as well as commercial products for restaurants, bars and hotels, and The Kitchen Collection, Inc. ("KCI"), a national specialty retailer of brand-name kitchenware, small electrical appliances and related accessories.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities (if any). On an ongoing basis, the Company evaluates its estimates, including those related to product discounts and returns, bad debts, inventories, income taxes, warranty obligations, product liabilities, restructuring, closed-mine obligations, pensions and other post-retirement benefits, and contingencies and litigation. The Company bases its estimates on historical experience, actuarial valuations and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Product liabilities: The Company provides for the estimated cost of personal and property damage relating to the Company's products. Reserves are made for estimates of the costs for known claims and estimates of the costs of incidents that have occurred but for which a claim has not yet been reported to the Company, in excess of available insurance coverage. While the Company engages in extensive product quality reviews and customer education programs, the Company's product liability provision is affected by the number and magnitude of claims of alleged product-related damage and the cost to defend those claims. In addition, the provision for product liabilities is also affected by changes in assumptions for medical costs, inflation rates, trends in damages awarded by juries and estimates of the number of claims that have been incurred but not yet reported. Changes to the estimate of any of these factors could result in a material change to the Company's product liability provision causing a related increase or decrease in reported net operating results in the period of change in the estimate.

Closed-mine obligations: The Company's wholly owned subsidiary, Bellaire Corporation ("Bellaire"), is a non-operating subsidiary with legacy liabilities relating to closed mining operations, primarily former Eastern U.S. underground mining operations. These legacy liabilities include obligations for Black Lung and other retiree medical benefits, environmental clean-up and obligations to the United Mine Workers of America Combined Benefit Fund arising as a result of the Coal Industry Retiree Health Benefit Act of 1992. Provisions made by Bellaire for these liabilities include estimates of the number of beneficiaries assigned to Bellaire, medical cost trend rates, inflation rates, actuarially-determined mortality tables, cost of ongoing environmental clean-up, discount factors and legal costs to defend claims. In addition, these liabilities can be influenced by judicial proceedings, legislative actions and changes in regulations made by government agencies. The Company continually monitors the regulatory climate which could influence these liabilities as well as the assumptions used to develop accruals for these liabilities. Changes in any of these factors could materially change the Company's estimates for these closed-mine obligations causing a related increase or decrease in reported net operating results in the period of change in the estimate. See Note 3 and Note 4 to the Consolidated Financial Statements for further discussion of closed-mine obligations.

(Tabular Amounts in Millions, Except Per Share, Unit, Store and Percentage Data)

Income before taxes increased to $34.6 million in 2001 from $12.5 million in 2000. This increase was primarily due to (i) the contractual liquidated damages payments recorded by MLMC, (ii) initial lignite sales at MLMC and (iii) increased tonnage volume at Red River. These increases were partially offset by higher interest expense. Net income in 2001 increased to $25.6 million from $12.6 million in 2000 as a result of these factors, partially offset by an increase in the 2001 effective tax rate as compared with 2000. The effective tax rate increase in 2001 as compared with 2000 was primarily due to a greater proportion of income from operations that, at the time, were not eligible to record a permanent tax benefit from percentage depletion. The effective tax rate in 2000 reflects an income tax benefit on pre-tax income primarily due to both the increased effect of percentage depletion and a nonrecurring adjustment for the resolution of certain tax issues provided for in prior years.

LIQUIDITY AND CAPITAL RESOURCES

NACoal's non-project mine financing needs are provided by a revolving line of credit of up to $60.0 million and a term loan with a principal balance of $85.0 million at December 31, 2002 (the "NACoal Facility"). The NACoal Facility requires annual term loan principal repayments of $15.0 million, with a final term loan principal repayment of $55.0 million in October 2005. The revolving credit facility of $60.0 million is available until the facility's expiration in October 2005. The NACoal Facility has performance-based pricing, which sets interest rates based upon achieving various levels of Debt to EBITDA ratios, as defined. The NACoal Facility establishes financial targets which must be satisfied before NACoal can make certain payments and dividends to NACCO or make significant investments. See further discussion of the terms of the NACoal Facility in Note 10 to the Consolidated Financial Statements. NACoal had $53.1 million of its $60.0 million revolving credit facility available at December 31, 2002.

Following is a table which summarizes the contractual obligations of NACoal, excluding the obligations of the project mining subsidiaries. The financing of the project mining subsidiaries, which is either provided or guaranteed by the utility customers, includes long-term equipment leases, notes payable and advances from customers. The obligations of the project mining subsidiaries do not affect the short-term or long-term liquidity of NACoal and are without recourse to NACCO or NACoal. As such, these contractual obligations, which are discussed in further detail in Note 12 to the Consolidated Financial Statements, have been excluded from the table below.

NACoal, Excluding Project Mines, Contractual Obligations	**Payments Due by Period**						
	Total	**2003**	**2004**	**2005**	**2006**	**2007**	**Thereafter**
NACoal Facility	$ 92.0	$ 16.9	$ 15.1	$ 60.0	$ ---	$ ---	$ ---
Off-balance-sheet operating leases	86.2	13.1	12.0	12.0	11.5	11.5	26.1
Total contractual cash obligations	$ 178.2	$ 30.0	$ 27.1	$ 72.0	$ 11.5	$ 11.5	$ 26.1

An event of default, as defined in the NACoal Facility agreement and in NACoal's operating lease agreements, could cause an acceleration of the payment schedule. No such event of default has occurred or is anticipated to occur.

NACoal believes that funds available under its revolving credit agreement, operating cash flows and financing provided by the project mining subsidiaries' customers are sufficient to finance all of its term loan principal repayments and its operating needs and commitments arising during the foreseeable future.

Following is a table which summarizes actual and planned capital expenditures:

Capital Expenditures	**Planned 2003**	**Actual 2002**	**Actual 2001**
NACoal, excluding project mining subsidiaries	$ 9.5	$ 7.8	$ 18.9
Project mining subsidiaries	27.1	25.4	18.3
Total NACoal	$ 36.6	$ 33.2	$ 37.2

Capital expenditures for NACoal, excluding the project mining subsidiaries, decreased in 2002 as compared with 2001 primarily due to reduced mine development activities at MLMC in 2002. Capital expenditures at the project mining subsidiaries, which are funded by the project mining subsidiaries' customers, increased in 2002 as compared with 2001 primarily due to the acquisition of new mining equipment.

(Tabular Amounts in Millions, Except Per Share, Unit, Store and Percentage Data)

NACoal's capital structure, excluding the project mining subsidiaries, is presented below:

	December 31	
	2002	2001
Investment in project mining subsidiaries	**$ 4.9**	$ 4.9
Other net tangible assets	**93.2**	127.6
Coal supply agreements, net	**82.8**	85.2
Net assets	**180.9**	217.7
Advances from NACCO	**(25.7)**	(12.3)
Other debt	**(92.0)**	(156.5)
Total debt	**(117.7)**	(168.8)
Stockholder's equity	**$ 63.2**	$ 48.9
Debt to total capitalization	**65%**	78%

The decrease in other net tangible assets of $34.4 million and the decrease in total debt of $51.1 million is primarily due to the 2002 refinancing of a lease covering several large pieces of equipment at MLMC which was classified as a capital lease at December 31, 2001, and, as a result of the refinancing, now qualifies as an operating lease. As a result, the December 31, 2001 net asset value of $25.5 million and the present value of the lease obligation of $25.5 million at December 31, 2001 are not included on the balance sheet at December 31, 2002. The decrease in the other net tangible assets is also due to a $7.0 million increase in the deferred tax liability primarily due to mine development and project costs that are eligible to be deducted for taxes at an accelerated rate as compared with the depreciation rate used for book purposes. The decline in total debt in 2002 as compared with 2001 also resulted from improved cash flows from the operations at MLMC. The increase in stockholder's equity is due to $19.6 million of net income for 2002 partially offset by dividends paid to NACCO and an increase in accumulated other comprehensive loss relating to a decline in the fair market value of interest rate swap agreements.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS NACCO INDUSTRIES, INC. AND SUBSIDIARIES

(Tabular Amounts in Millions, Except Per Share, Unit, Store and Percentage Data)

NACCO MATERIALS HANDLING GROUP

NMHG, through NMHG Wholesale and NMHG Retail, designs, engineers, manufactures, sells, services and leases a full line of lift trucks and service parts marketed worldwide under the Hyster and Yale brand names. NMHG Retail includes the elimination of intercompany revenues and profits resulting from sales by NMHG Wholesale to NMHG Retail.

FINANCIAL REVIEW

The segment and geographic results of operations for NMHG were as follows for the year ended December 31:

	2002	2001	2000
Revenues			
Wholesale			
Americas	$ **958.3**	$ 1,031.1	$ 1,291.6
Europe, Africa and Middle East	**385.8**	363.9	394.6
Asia-Pacific	**72.1**	68.3	63.8
	1,416.2	1,463.3	1,750.0
Retail (net of eliminations)			
Americas	**26.2**	30.9	33.1
Europe, Africa and Middle East	**66.2**	106.8	97.3
Asia-Pacific	**79.8**	71.4	51.7
	172.2	209.1	182.1
NMHG Consolidated	$ **1,588.4**	$ 1,672.4	$ 1,932.1
Operating profit (loss)			
Wholesale			
Americas	$ **51.3**	$ 16.8	$ 85.9
Europe, Africa and Middle East	**(2.8)**	(13.7)	2.3
Asia-Pacific	**.4**	(1.8)	(2.3)
	48.9	1.3	85.9
Retail (net of eliminations)			
Americas	**(2.7)**	(2.4)	(.9)
Europe, Africa and Middle East	**.4**	(34.8)	(15.3)
Asia-Pacific	**(.9)**	(2.2)	.9
	(3.2)	(39.4)	(15.3)
NMHG Consolidated	$ **45.7**	$ (38.1)	$ 70.6
Operating profit (loss) excluding goodwill amortization			
Wholesale			
Americas	$ **51.3**	$ 24.6	$ 93.8
Europe, Africa and Middle East	**(2.8)**	(10.4)	5.7
Asia-Pacific	**.4**	(1.5)	(2.0)
	48.9	12.7	97.5
Retail (net of eliminations)			
Americas	**(2.7)**	(2.1)	(.8)
Europe, Africa and Middle East	**.4**	(34.4)	(14.7)
Asia-Pacific	**(.9)**	(1.4)	1.2
	(3.2)	(37.9)	(14.3)
NMHG Consolidated	$ **45.7**	$ (25.2)	$ 83.2
Interest expense			
Wholesale	$ **(25.9)**	$ (12.9)	$ (13.4)
Retail (net of eliminations)	**(8.0)**	(10.2)	(7.8)
NMHG Consolidated	$ **(33.9)**	$ (23.1)	$ (21.2)
Other-net			
Wholesale	$ **(3.5)**	$ (2.6)	$ (12.0)
Retail (net of eliminations)	**1.5**	.4	.2
NMHG Consolidated	$ **(2.0)**	$ (2.2)	$ (11.8)
Net income (loss)			
Wholesale	$ **21.5**	$ (14.1)	$ 37.0
Retail (net of eliminations)	**(9.2)**	(35.3)	(15.7)
NMHG Consolidated	$ **12.3**	$ (49.4)	$ 21.3

(Tabular Amounts in Millions, Except Per Share, Unit, Store and Percentage Data)

	2002	2001	2000
Effective tax rate			
Wholesale	**(4.1%)**	4.2%	40.7%
Retail (net of eliminations)	**5.1%**	28.3%	31.4%
NMHG Consolidated	**(13.3%)**	22.9%	46.3%

For 2002, the effective tax rate for NMHG Wholesale and NMHG Consolidated includes the effect of certain favorable tax adjustments including a $4.2 million settlement from a transfer pricing tax audit, a $1.9 million tax benefit related to the recognition of previously generated losses in China and the resolution of certain other tax issues provided for in prior years. The effect of these items resulted in a net tax benefit on pre-tax income in 2002. The effective tax rate for NMHG Wholesale in 2001 includes the effect of nondeductible goodwill amortization, an increase in the valuation allowance provided for certain deferred tax assets and state income tax adjustments.

The effective tax rate benefit on pre-tax losses at NMHG Retail declined in 2002 as compared with 2001 and 2000 primarily due to an increase in 2002 in the valuation allowance provided for certain deferred tax assets.

A detail of Other-net is as follows for the year ended December 31:

	2002	2001	2000
Other-net			
NMHG Wholesale			
Interest income	**$ 3.3**	$ 3.4	$ 2.2
U.S. customs award	**2.0**	---	---
Foreign currency exchange gain	**.8**	.4	.4
Equity in earnings (loss) of unconsolidated affiliates	**.5**	2.6	(.2)
Insurance recovery	**—**	8.0	---
Loss on interest rate swap agreements	**(5.7)**	(1.4)	---
Charges from NACCO	**(2.3)**	(6.8)	(7.4)
Discount on the sale of accounts receivable	**(.5)**	(4.7)	(5.5)
Other	**(1.6)**	(4.1)	(1.5)
	$ (3.5)	$ (2.6)	$ (12.0)
NMHG Retail			
Interest income	**$ .1**	$ .2	$ .1
Other	**1.4**	.2	.1
	$ 1.5	$ .4	$ .2
NMHG Consolidated	**$ (2.0)**	$ (2.2)	$ (11.8)

Other-net in 2002 includes income of $2.0 million for an anti-dumping settlement awarded by U.S. customs to NMHG during 2002. Equity in the earnings (loss) of unconsolidated affiliates declined in 2002 as compared with 2001 primarily resulting from a $2.4 million write-down for an other than temporary decline in the value of an investment in a non-consolidated retail dealership. The change in the equity in the earnings (loss) of unconsolidated affiliates in 2001 as compared with 2000 is primarily due to the change in earnings from Sumitomo-NACCO Materials Handling Group ("S-N"), a 50 percent-owned joint venture with Sumitomo Heavy Industries, Ltd. in Japan. The insurance recovery of $8.0 million recognized in 2001 relates to a recovery from flood damages incurred in September 2000 at S-N.

The increase in the loss on interest rate swap agreements to $5.7 million in 2002 as compared with $1.4 million in 2001 is primarily due to the recognition of the ineffective portion of interest rate swap agreements which no longer qualified for hedge accounting as a result of the refinancing of NMHG's debt in May 2002. All of NMHG's interest rate swap agreements were terminated prior to December 31, 2002. See "Liquidity and Capital Resources." Discounts on the sale of receivables decreased in 2002 to $0.5 million from $4.7 million in 2001 and $5.5 million in 2000 due to the December 2001 termination in Americas and the May 2002 termination in Europe of programs to sell accounts receivable. See "NACCO and Other" in this Management's Discussion and Analysis for a discussion of the charges from NACCO.

(Tabular Amounts in Millions, Except Per Share, Unit, Store and Percentage Data)

In 2002, final severance payments of $2.1 million were made to approximately 215 employees of the Danville, Illinois, assembly plant. Also in 2002, NMHG Wholesale recognized a charge of approximately $2.0 million, which had not previously been accrued, related primarily to the costs of the idle Danville facility. Cost savings primarily from reduced employee wages and benefits of approximately $10.9 million pre-tax were realized in 2002 related to this program. Cost savings primarily from reduced employee wages and benefits are estimated to be $11.4 million pre-tax, net of idle facility costs, in 2003 and $13.4 million pre-tax annually thereafter, as a result of anticipated improved manufacturing efficiencies and reduced fixed factory overhead. Although a significant portion of the projected savings is the result of a reduction in fixed factory costs, the overall benefit estimates could vary depending on unit volumes and the resulting impact on manufacturing efficiencies. See also discussion in Note 3 to the Consolidated Financial Statements.

NMHG RETAIL (net of eliminations)

2002 Compared With 2001

Revenues decreased 17.6% to $172.2 million in 2002 from $209.1 million in 2001. Revenues declined primarily due to the sale of certain European retail dealerships in the fourth quarter of 2001 (the "sold operations"), which generated revenues of $26.4 million, net of intercompany eliminations, in 2001. The decline in revenues is also attributable to reduced market demand in the Americas and in Europe, especially in the territories in which NMHG's owned retail dealerships operate.

Operating loss in 2002 was $3.2 million compared with $39.4 million in 2001. Operating results improved primarily due to (i) several non-cash charges recognized in 2001, primarily in Europe, including a $4.7 million restructuring charge for downsizing retail operations in Europe and non-cash charges of approximately $7.1 million to establish full accounting consistency among owned dealers on a global basis, to cause those dealers previously reporting on a one-month lag to report on months consistent with the rest of NMHG and to reduce asset values and increase reserves reflective of the weakened capital goods market, (ii) lower operating costs in Europe resulting from restructuring programs implemented in 2001 as discussed below, (iii) the elimination of $9.5 million of operating losses incurred by the sold operations in 2001 and (iv) the elimination of goodwill amortization of $1.5 million as a result of the adoption of SFAS No. 142. Net loss improved to $9.2 million in 2002 compared with $35.3 million in 2001 primarily due to the factors affecting operating loss, partially offset by a decrease in the effective tax rate benefit on the losses in 2002, as discussed above.

On January 3, 2003, NMHG sold substantially all of the assets and liabilities of its wholly owned dealer in the U.S., which comprises the Americas component of NMHG Retail. The loss recognized in 2002 as a result of the write-down to fair value, less cost to sell, of the disposed net assets was not material to the operating results of the Company. Furthermore, the Company does not expect any significant additional loss to be recognized in 2003 as a result of this transaction. Revenues and operating loss from the NMHG Retail-Americas operation in 2002 were $26.2 million and $2.7 million, respectively, net of eliminations from transactions with NMHG Wholesale. As a result of the sale of this business, these revenues and losses are not expected to continue in 2003. However, NMHG Wholesale is expected to sell lift trucks and service parts to the new independent owner of this retail dealership.

2001 Compared With 2000

Revenues increased 14.8% to $209.1 million for 2001 from $182.1 million for 2000 largely as a result of the effect of a full year of revenues in 2001 from dealerships acquired in Asia-Pacific in the fourth quarter of 2000. This revenue growth was partially offset by lower parts and service revenues and unfavorable pricing and product mix.

Operating loss in 2001 was $39.4 million compared with $15.3 million in 2000. The increase in operating loss was primarily due to several unusual adjustments in 2001. The majority of these unusual adjustments were recognized in Europe, which accounted for a significant portion of NMHG Retail's 2001 operating loss. The 2001 operating loss includes a charge of $10.4 million for a loss on the sale of certain wholly owned dealers and related wind-down costs. See also Note 5 to the Consolidated Financial Statements for a discussion of this transaction. The 2001 operating loss also includes a $4.7 million restructuring charge for downsizing to match then current levels of demand at retail operations in Europe that NMHG Retail had acquired over several prior years. In addition, the 2001 operating loss includes charges of approximately $7.1 million to reduce asset values and increase reserves reflective of the weakened capital goods markets, establish full accounting consistency among retail operations on a global basis and to cause those dealers previously reporting on a one-month lag to report on months consistent with the rest of NMHG.

Net loss was $35.3 million for 2001 compared with $15.7 million for 2000, primarily due to the factors affecting operating loss combined with an increase in interest expense allocated to NMHG Retail.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
NACCO INDUSTRIES, INC. AND SUBSIDIARIES
(Tabular Amounts in Millions, Except Per Share, Unit, Store and Percentage Data)

2001 Restructuring Plan

In 2001, as previously discussed, management committed to the restructuring of certain retail operations in Europe. As such, NMHG Retail recognized a restructuring charge of approximately $4.7 million pre-tax, of which $0.4 million relates to lease termination costs and $4.3 million relates to severance and other employee benefits to be paid to approximately 140 service technicians, salesmen and administrative personnel at wholly owned dealers in Europe. In 2001, $0.4 million was paid to approximately 40 employees.

In 2002, severance payments of $2.5 million were made to approximately 70 employees. A majority of the headcount reductions were made by the end of the first half of 2002. Cost savings primarily from reduced employee wages, employee benefits and lease costs of approximately $2.9 million pre-tax were realized in 2002 related to this program. Cost savings primarily from reduced employee wages, employee benefits and lease costs are estimated to be $2.9 million pre-tax annually beginning in 2003. Estimated benefits could be reduced by additional severance payments, if any, made to employees above the statutory or contractually required amount that was accrued in 2001.

LIQUIDITY AND CAPITAL RESOURCES

On May 9, 2002, NMHG replaced its primary financing agreement, an unsecured floating-rate revolving line of credit with availability of up to $350.0 million, certain other lines of credit with availability of $28.6 million and a program to sell accounts receivable in Europe, with the proceeds from the sale of $250.0 million of 10% unsecured Senior Notes due 2009 and borrowings under a secured, floating-rate revolving credit facility which expires in May 2005. The proceeds from the Senior Notes were reduced by an original issue discount of $3.1 million.

The $250.0 million of 10% Senior Notes mature on May 15, 2009. The Senior Notes are senior unsecured obligations of NMHG Holding Co. and are guaranteed by substantially all of NMHG's domestic subsidiaries. NMHG Holding Co. has the option to redeem all or a portion of the Senior Notes on or after May 15, 2006 at the redemption prices set forth in the Indenture governing the Senior Notes.

Availability under the new revolving credit facility is up to $175.0 million and is governed by a borrowing base derived from advance rates against the inventory and accounts receivable of the borrowers, as defined in the new revolving credit facility. Adjustments to reserves booked against these assets, including inventory reserves, will change the eligible borrowing base and thereby impact the liquidity provided by the facility. The borrowers include NMHG Holding Co. and certain domestic and foreign subsidiaries of NMHG Holding Co. Borrowings bear interest at a floating rate, which can be either a base rate or LIBOR, as defined, plus an applicable margin. The current applicable margins, effective December 31, 2002, for base rate loans and LIBOR loans were 2.0% and 3.0%, respectively. The new revolving credit facility also requires the payment of a fee of 0.5% per annum on the unused commitment. The margins and unused commitment fee are subject to quarterly adjustment based on a leverage ratio.

At December 31, 2002, the borrowing base under the new revolving credit facility was $112.7 million, which has been reduced by the commitments or availability under certain foreign credit facilities and an excess availability requirement of $15.0 million. Borrowings outstanding under this facility were $5.2 million at December 31, 2002. Therefore, at December 31, 2002, the excess availability under the new revolving credit facility was $107.5 million.

The domestic floating rate of interest applicable to this facility on December 31, 2002 was 6.25%, including the applicable floating rate margin. The new revolving credit facility includes a subfacility for foreign borrowers which can be denominated in British pounds sterling or euros. Included in the borrowing capacity is a $15.0 million overdraft facility available to foreign borrowers. At December 31, 2002, there were no borrowings outstanding under these foreign subfacilities. The new revolving credit facility is guaranteed by certain domestic and foreign subsidiaries of NMHG Holding Co. and is secured by substantially all of the assets, other than property, plant and equipment, of the borrowers and guarantors, both domestic and foreign, under the facility.

The terms of the new revolving credit facility provide that availability is reduced by the commitments or availability under a foreign credit facility of the borrowers and certain foreign working capital facilities. A foreign credit facility commitment of approximately U.S. $18.9 million on December 31, 2002, denominated in Australian dollars, reduced the amount of availability under the new revolving credit facility. In addition, availability under the new revolving credit facility was reduced by $5.5 million for a working capital facility in China and by $3.7 million for other letters of credit. If the commitments or availability under these facilities are increased, availability under the new revolving credit facility will be reduced. The $112.7 million of borrowing base capacity under the new revolving credit facility at December 31, 2002 reflected reductions for these foreign credit facilities. See Note 10 to the Consolidated Financial Statements for further discussion of NMHG's additional borrowings.

Both the new revolving credit facility and terms of the Senior Notes include restrictive covenants which, among other things, limit the payment of dividends to NACCO. The new revolving credit facility also requires NMHG to meet certain financial tests, including, but not limited to, minimum excess availability, maximum capital

(Tabular Amounts in Millions, Except Per Share, Unit, Store and Percentage Data)

expenditures, maximum leverage ratio and minimum fixed charge coverage ratio tests. The borrowers must maintain aggregate excess availability under the new revolving credit facility of at least $15.0 million.

NMHG paid financing fees of approximately $15.7 million related to this refinancing. These fees were deferred and are being amortized as interest expense in the statement of operations over the respective terms of the new financing facilities.

As a result of the refinancing of NMHG's floating-rate revolving credit facility, NMHG terminated all of its interest rate swap agreements. NMHG terminated interest rate swap agreements with a total notional amount of $285.0 million and a total net payable balance of $11.5 million at the respective dates of termination. Prior to the refinancing, however, certain of these interest rate swap agreements qualified for hedge accounting treatment in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. As such, the mark-to-market effect of these interest rate swap agreements was previously recognized as a component of other comprehensive income (loss) ("OCL") in stockholder's equity.

Prior to the cessation of hedge accounting resulting from the May 9, 2002 refinancing, the balance in OCL for NMHG's interest rate swap agreements that qualified for hedge accounting was a pre-tax loss of $4.2 million ($2.6 million after-tax). This balance is being amortized into the statement of operations over the original remaining lives of the terminated interest rate swap agreements in accordance with the provisions in SFAS No. 133, as amended. The amount of amortization of accumulated other comprehensive income included in the statement of operations on the line "losses on interest rate swap agreements" during 2002 was a pre-tax expense of $2.5 million.

The mark-to-market effect of the interest rate swap agreements that was included in the statement of operations because these derivatives did not qualify for hedge accounting treatment during 2002 was an expense of $3.2 million and is included on the line, "losses on interest rate swap agreements."

Contractual Obligations, Contingent Liabilities and Commitments

Following is a table which summarizes the contractual obligations of NMHG:

	Payments Due by Period						
Contractual Obligations	Total	2003	2004	2005	2006	2007	Thereafter
NMHG senior notes[(1)(2)]	$ 250.0	$ —	$ —	$ —	$ —	$ —	$ 250.0
NMHG revolving credit facilities[(2)(3)]	31.3	26.1	—	5.2	—	—	—
Term loans[(2)]	18.1	6.1	6.3	5.7	—	—	—
Capital lease obligations including principal and interest[(2)]	30.9	14.9	8.7	5.2	2.0	.1	—
Off-balance-sheet operating lease obligations[(2)]	118.6	40.7	30.4	21.4	14.1	7.7	4.3
Unconditional purchase obligations	3.9	.8	.6	.9	.2	1.4	—
Total contractual cash obligations	$ 452.8	$ 88.6	$ 46.0	$ 38.4	$ 16.3	$ 9.2	$ 254.3

(1) The face value of the Senior Notes due in 2009 is $250.0 million. The initial proceeds from the Senior Notes received in 2002 were reduced by an original issue discount of $3.1 million. The unamortized balance of this discount at December 31, 2002 is $2.9 million. Therefore, the amount recognized as Senior Notes in the Consolidated Balance Sheet at December 31, 2002 is $247.1 million.

(2) An event of default, as defined in the Indenture governing NMHG's Senior Notes, in NMHG's revolving credit facilities, in NMHG's term loan agreements and in NMHG's operating and capital lease agreements, could cause an acceleration of the payment schedule. No such event of default has occurred or is anticipated to occur under these agreements.

(3) Note that, contractually, all amounts outstanding under NMHG's new revolving credit facility are due in 2005 and have been reflected as such in the above table. However, the Company has classified the balance outstanding under this facility, $5.2 million at December 31, 2002, as a current obligation since that is the amount expected to be repaid in 2003.

(Tabular Amounts in Millions, Except Per Share, Unit, Store and Percentage Data)

In addition, NMHG has the following commitments, stated at the maximum undiscounted potential liability, at December 31, 2002:

		Total
Standby recourse obligations	$	149.4
Guarantees or repurchase obligations		4.2
Total commercial commitments	$	153.6

Guarantees and standby recourse or repurchase obligations primarily represent contingent liabilities assumed by NMHG to support financing agreements made between NMHG's customers and third-party finance companies for the customer's purchase of lift trucks from NMHG. These contingent liabilities may take the form of guarantees of residual values or standby recourse or repurchase obligations. For these transactions, NMHG generally retains a perfected security interest in the lift truck, such that NMHG would take possession of the lift truck in the event that NMHG would become liable under the terms of the guarantees or standby recourse or repurchase obligations. Generally, these commitments are due upon demand in the event of default by the customer. The security interest is by and large expected to equal or exceed the amount of the commitment. To the extent that NMHG would be required to provide funding as a result of these commitments, NMHG believes that the value of its perfected security interest and amounts available under existing credit facilities are adequate to meet these commitments in the foreseeable future.

The amount of the standby recourse or repurchase obligations increase and decrease over time as obligations under existing arrangements expire and new obligations arise in the ordinary course of business. Losses anticipated under the terms of the guarantees or standby recourse or repurchase obligations are not significant and have been reserved for in the Consolidated Financial Statements. See also "Related Party Transactions."

Capital Expenditures

NMHG Wholesale anticipates spending approximately $33.8 million for property, plant and equipment in 2003, compared with capital expenditures of $12.1 million in 2002 and $46.6 million in 2001. NMHG Retail anticipates spending approximately $2.5 million for property, plant and equipment in 2003, compared with capital expenditures of $4.0 million in 2002 and $6.9 million in 2001. Capital expenditures for 2002 are significantly lower as compared with planned expenditures for 2003 and actual expenditures for 2001 primarily due to the timing of projects at NMHG Wholesale. Capital expenditures in 2001 included spending for the implementation of a new accounting system and for new equipment and tooling resulting from moving production from the Danville, Illinois, facility, which was closed in 2001, to other facilities in Americas and Europe. NMHG's planned expenditures in 2003 include tooling for a significant new product launch, approximately $7.3 million for new equipment and tooling resulting from the 2002 manufacturing restructuring program in Americas and Europe, investments in manufacturing equipment, and retail lease and rental fleet. The principal sources of financing for these capital expenditures are expected to be internally generated funds and facility borrowings.

Capital Structure

NMHG's capital structure is presented below:

	December 31			
		2002		2001
Total net tangible assets	**$**	**362.8**	$	402.5
Goodwill and other intangibles at cost		**487.7**		491.2
Net assets before amortization of intangibles		**850.5**		893.7
Accumulated goodwill and other intangibles amortization		**(142.3)**		(147.0)
Advances from NACCO		**—**		(8.0)
Other debt		**(324.8)**		(354.4)
Minority interest		**(1.1)**		(2.3)
Stockholder's equity	**$**	**382.3**	$	382.0
Debt to total capitalization		**46%**		48%

The decrease in total net tangible assets of $39.7 million is primarily due to a $4.7 million decrease in cash and cash equivalents, a $28.6 million decrease in property, plant and equipment, a $7.9 million decrease in inventory and a $37.9 million increase in certain long-term liabilities, somewhat offset by a $20.6 million increase in total net receivables, an $8.9 million decrease in net derivative liabilities and a $5.2 million increase in net deferred tax assets. Property, plant and equipment decreased as a result of depreciation expense that was partially offset by

(Tabular Amounts in Millions, Except Per Share, Unit, Store and Percentage Data)

capital expenditures and due to certain asset impairment charges, primarily resulting from the 2002 NMHG Wholesale manufacturing restructuring program discussed above. The decrease in inventory is primarily due to NMHG Retail's transfer of new and used units, that were previously in inventory, to rental fleet in 2002. Long-term liabilities increased primarily due to an increase in the accrued pension obligation resulting from an update in the assumptions used to actuarially calculate this liability. Total net receivables increased primarily due to the second quarter 2002 termination of an agreement to sell European accounts receivable as part of NMHG's debt refinancing. The decrease in net derivative liabilities is due to the termination of all of NMHG's interest rate swap agreements during 2002 as a result of the refinancing of NMHG's debt.

Stockholder's equity increased $0.3 million in 2002 as a result of net income of $12.3 million, a $16.6 million favorable adjustment to the foreign currency cumulative translation balance and a $3.5 million decrease in the deferred loss on derivatives, which were almost entirely offset by a dividend to NACCO of $15.0 million and an increase to the minimum pension liability adjustment of $17.1 million.

RELATED PARTY TRANSACTIONS

NMHG has a 20% ownership interest in NMHG Financial Services, Inc. ("NFS"), a joint venture with GE Capital Corporation, formed primarily for the purpose of providing financial services to independent and wholly owned Hyster and Yale lift truck dealers in the United States and national account customers in the United States. NMHG's ownership percentage in NFS is accounted for using the equity method of accounting.

Generally, NMHG sells lift trucks through its independent dealer network or directly to customers. These dealers and customers may enter into a financing transaction with NFS or another unrelated third-party. NFS provides debt financing to dealers and lease financing to both dealers and customers. NFS' total purchases of Hyster and Yale lift trucks from dealers, customers and directly from NMHG, such that NFS could provide lease financing to dealers and customers, for the years ended December 31, 2002, 2001 and 2000 were $194.5 million, $251.2 million and $190.8 million, respectively. Of this amount, $32.2 million, $40.5 million and $23.3 million for the years ended December 31, 2002, 2001 and 2000, respectively, was invoiced directly from NMHG to NFS so that the dealer or customer could obtain operating lease financing from NFS. Amounts receivable from NFS at December 31, 2002 and 2001 were immaterial.

On occasion, the credit quality of the customer or concentration issues within GE Capital Corporation necessitate providing standby recourse or repurchase obligations or a guarantee of the residual value of the lift trucks purchased by customers and financed through NFS. At December 31, 2002, approximately $120.7 million of the Company's total guarantees, recourse or repurchase obligations related to transactions with NFS. NMHG has reserved for losses under the terms of the guarantees or standby recourse or repurchase obligations in its consolidated financial statements. Historically, NMHG has not had significant losses in respect of these obligations. In 2002, four customers for which NMHG provided a guarantee or had standby recourse or repurchase obligations defaulted under their obligations to NFS. NMHG exercised its rights in the lift truck purchased for each of these customer defaults. In each of the years 2002, 2001 and 2000, the net losses resulting from customer defaults did not have a material impact on NMHG's results of operations or financial position.

In addition to providing financing to NMHG's dealers, NFS provides operating lease financing to NMHG. Operating lease obligations primarily relate to specific sale-leaseback-sublease transactions for certain NMHG customers whereby NMHG sells lift trucks to NFS, NMHG leases these lift trucks back under an operating lease agreement and NMHG subleases those lift trucks to customers under an operating lease agreement. Total obligations to NFS under the operating lease agreements were $10.0 million and $15.3 million at December 31, 2002 and 2001, respectively.

In addition, NMHG is reimbursed for certain services, primarily administrative functions, provided to NFS. The amount of NMHG's expenses reimbursable by NFS were $1.7 million, $1.8 million and $1.5 million in 2002, 2001 and 2000, respectively.

NMHG has a 50% ownership interest in S-N, a limited liability company which was formed in 1970 to manufacture and distribute lift trucks in Japan. Sumitomo Heavy Industries, Ltd. owns the remaining 50% interest in S-N. Each shareholder of S-N is entitled to appoint directors representing 50% of the vote of S-N's board of directors. All matters related to policies and programs of operation, manufacturing and sales activities require mutual agreement between NMHG and Sumitomo Heavy Industries, Ltd. prior to a vote of S-N's board of directors. As a result, NMHG accounts for its ownership in S-N using the equity method of accounting. NMHG purchases, under normal trade terms, Hyster and Yale branded lift trucks and related component and aftermarket parts from S-N for sale outside of Japan. In 2002, 2001 and 2000, purchases from S-N were $65.7 million, $63.7 million and $90.5 million, respectively. Amounts payable to S-N at December 31, 2002 and 2001 were $17.5 million and $16.1 million, respectively.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS NACCO INDUSTRIES, INC. AND SUBSIDIARIES

(Tabular Amounts in Millions, Except Per Share, Unit, Store and Percentage Data)

NACCO HOUSEWARES GROUP

The Housewares segment of the Company includes HB•PS, a leading manufacturer, marketer and distributor of small electric motor and heat-driven household appliances as well as commercial products for restaurants, bars and hotels, and KCI, a national specialty retailer of brand-name kitchenware, small electrical appliances and related accessories. Because the housewares business is seasonal, a majority of revenues and operating profit occurs in the second half of the year when sales of small electric appliances to retailers and consumers increase significantly for the fall holiday selling season.

FINANCIAL REVIEW

The results of operations for Housewares were as follows for the year ended December 31:

	2002	2001	2000
Revenues	**$ 610.3**	$ 632.1	$ 649.9
Operating profit (loss)	**$ 40.9**	$ (8.4)	$ 27.4
Operating profit (loss) excluding goodwill amortization	**$ 40.9**	$ (5.4)	$ 30.5
Interest expense	**$ (8.1)**	$ (7.7)	$ (8.6)
Other-net	**$ (2.8)**	$ (.1)	$ (2.6)
Net income (loss)	**$ 17.8**	$ (12.2)	$ 8.8
Effective tax rate	**40.7%**	24.7%	45.7%

The effective tax rate benefit in 2001 was reduced by unfavorable non-deductible goodwill amortization and other unfavorable non-deductible expenses, which reduced the amount of the tax benefit on the 2001 pre-tax loss.

2002 Compared With 2001

Housewares' revenues decreased 3.4% to $610.3 million in 2002 from $632.1 million in 2001. The decline in revenues was primarily due to lower unit volume at HB•PS as a result of HB•PS' strategic decision to withdraw from selected low-margin, opening-price-point business and lower sales of TrueAir™ home health products. The decline in revenues from these factors was partially offset by increased sales of General Electric-branded products to Wal*Mart and increased revenues at KCI. Revenue growth at KCI was primarily due to higher overall consumer spending in outlet malls and from decreased competition following the bankruptcy of a major competitor. For 2002, KCI revenues were also positively affected by increases in comparable stores' average sales transaction values and the total number of sales transactions per store, compared with 2001. KCI had 173 stores at December 31, 2002 compared with 168 stores at December 31, 2001.

In 2002, Housewares recognized operating profit of $40.9 million compared with an operating loss of $8.4 million in 2001. Results in 2001 include a $13.3 million charge for restructuring. Improved operating profit resulted primarily from improved manufacturing and distribution efficiencies and general cost reductions at HB•PS as a result of the restructuring activities initiated in 2001, lower advertising expenditures at HB•PS, increased sales volume at KCI, the favorable resolution of certain product liability claims at HB•PS and, as a result of the adoption of SFAS No. 142 in 2002, the elimination of $3.0 million of goodwill amortization expense recognized by Housewares in 2001. These improvements were partially offset by a decrease in HB•PS' average sales price of products.

Net income of $17.8 million in 2002 improved as compared with a net loss of $12.2 million in 2001 due to the factors affecting operating profit, partially offset by unfavorable foreign currency movements from transactions denominated in the Mexican peso and a loss from interest rate swap agreements of $0.8 million. See further discussion in "Liquidity and Capital Resources."

On January 22, 2002, one of HB•PS' largest customers, Kmart, filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code, which allows Kmart to reorganize and seek protection from its creditors. As a result, HB•PS recognized a charge of $3.7 million in 2001 and an additional charge of $3.6 million in 2002 related to the write-down of receivables due from this customer. In 2002, 2001 and 2000, sales to this customer represented approximately 7.5%, 7.2% and 9.2%, respectively, of Housewares revenues. HB•PS expects to continue to ship products to this customer in 2003. However, revenues from this customer could decline significantly if Kmart is unable to emerge successfully from bankruptcy protection. Additionally, this customer's decisions regarding the number of retail store closings and the level of promotions of HB•PS' products could also affect HB•PS' sales to this customer.

(Tabular Amounts in Millions, Except Per Share, Unit, Store and Percentage Data)

Following is a table which summarizes the contractual obligations of Housewares:

	Payments Due by Period						
Contractual Obligations	**Total**	**2003**	**2004**	**2005**	**2006**	**2007**	**Thereafter**
Revolving credit facilities	$ 57.6	$ ---	$ ---	$ 57.6	$ ---	$ ---	$ ---
Capital lease obligations including principal and interest	.6	---	---	---	---	.1	.5
Off-balance-sheet operating leases	61.8	14.1	12.9	9.7	8.0	5.9	11.2
Total contractual cash obligations	$ 120.0	$ 14.1	$ 12.9	$ 67.3	$ 8.0	$ 6.0	$ 11.7

An event of default, as defined in the HB•PS Facility and KCI Facility agreements and in Housewares' operating and capital lease agreements, could cause an acceleration of the payment schedule. No such event of default has occurred or is anticipated to occur under these agreements.

Housewares anticipates spending approximately $14.1 million for property, plant and equipment in 2003, compared with capital expenditures of $5.3 million in 2002 and $13.4 million in 2001. Capital expenditures for 2002 are significantly lower as compared with planned expenditures for 2003 and actual expenditures for 2001 primarily due to the timing of projects at HB•PS, especially tooling for new product launches. Planned expenditures for 2003 include enhancements to information systems, tooling for new products and machinery and equipment, which are intended to reduce manufacturing costs and increase manufacturing efficiency. These expenditures are expected to be funded from internally generated funds and bank borrowings.

Housewares' capital structure is presented below:

	December 31	
	2002	2001
Total net tangible assets	$ **128.1**	$ 168.7
Goodwill at cost	**123.5**	123.5
Net assets before goodwill amortization	**251.6**	292.2
Accumulated goodwill amortization	**(39.8)**	(39.8)
Advances from NACCO	**---**	(3.0)
Other debt	**(57.9)**	(103.8)
Stockholder's equity	$ **153.9**	$ 145.6
Debt to total capitalization	**27%**	42%

The decline in total net tangible assets of $40.6 million since December 31, 2001 is primarily due to a $5.1 million decrease in cash and cash equivalents, a $10.8 million decrease in current and long-term receivables, an $11.5 million decrease in property, plant and equipment, a $5.1 million decrease in net deferred tax assets, a $4.7 million increase in net derivative liabilities due to unfavorable mark-to-market adjustments and a $17.0 million increase in accounts payable, partially offset by a $13.4 million increase in inventories. The decline in current and long-term receivables is primarily due to shorter payment terms provided to certain customers and due to a $3.6 million write-down in the second quarter of 2002 of pre-bankruptcy receivables from Kmart. The increase in inventory is primarily due to a build of inventory in the fourth quarter of 2002 in an anticipation of increased sales volume. Accounts payable increased more than the growth in inventory primarily due to an increase in payment terms provided by certain suppliers. Net deferred tax assets declined primarily due to the 2002 recognition for tax purposes of expenses relating to restructuring reserves made in 2001.

Debt and advances from NACCO declined primarily as a result of the decrease in net tangible assets and due to improved cash flows from operations. The increase in stockholder's equity at December 31, 2002 compared with December 31, 2001 is due to $17.8 million of net income in 2002, partially offset by a $3.4 million increase in the accumulated other comprehensive loss relating to an unfavorable mark-to-market of derivatives, a $2.6 million increase in the accumulated other comprehensive loss relating to a minimum pension liability adjustment and $3.5 million of dividends paid to NACCO.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
NACCO INDUSTRIES, INC. AND SUBSIDIARIES
(Tabular Amounts in Millions, Except Per Share, Unit, Store and Percentage Data)

NACCO AND OTHER

FINANCIAL REVIEW

NACCO and Other includes the parent company operations and Bellaire Corporation ("Bellaire"), a non-operating subsidiary of NACCO. Although Bellaire's operations are immaterial, it has significant long-term liabilities related to closed mines, primarily from former Eastern U.S. underground coal mining activities. The post-2003 annual after-tax cash outflows related to Bellaire's obligations are expected to be approximately $2.5 million. After-tax cash outflows for 2003 are expected to be greater than the long-term average due to additional cash payments expected to be made to UMWA as a result of the U.S. Supreme Court ruling discussed below.

The results of operations at NACCO and Other were as follows for the year ended December 31:

	2002	2001	2000
Revenues	**$ .1**	$ .1	$ .1
Operating loss	**$ (4.9)**	$ (9.7)	$ (11.7)
Other income, net	**$ 3.0**	$ 9.3	$ 4.4
Extraordinary gain (loss), net-of-tax	**$ (7.2)**	$ ---	$ 29.9
Net income (loss)	**$ (7.3)**	$ ---	$ 25.0

In 2002, NACCO and Other includes an extraordinary loss of $7.2 million, net of $3.9 million in taxes, related to an estimated increase in Bellaire's obligation to UMWA. In 2000, NACCO and Other includes an extraordinary gain of $29.9 million, net of $16.1 million in taxes, related to an estimated decrease in Bellaire's obligation to UMWA. This obligation was initially recognized by Bellaire as an extraordinary charge in 1992 to accrue for the estimated costs associated with the Coal Act. See additional discussion in Note 4 to the Consolidated Financial Statements. The decrease to the Company's estimate of the UMWA obligation in 2000 was made, in part, because of a U.S. District Court's ruling that was upheld by the U.S. Court of Appeals for the Sixth Circuit in 2000 which invalidated the Social Security Administration's ("SSA") assignment of certain retired coal miners to Bellaire. This ruling reduced the Company's estimate of the total beneficiaries assigned to Bellaire as part of the Coal Act. During 2002, the U.S. Supreme Court decided to review circuit court rulings whose decisions in this matter were in conflict. The U.S Court of Appeals for the Sixth Circuit ruled that the SSA assignments were invalid; while the U.S. Court of Appeals for the Fourth Circuit ruled that the SSA assignments were valid.

On January 15, 2003, the U.S. Supreme Court decided that the initial assignments made after October 1, 1993 are valid despite their untimeliness. As a result, the Company increased its estimate of the number of beneficiaries assigned to Bellaire. However, the effect of the assignment of additional beneficiaries from this decision is offset somewhat by a favorable decision from the U.S. Supreme Court in 2002 that the SSA's assignment of certain retired coal miners to companies defined as "successors in interest to a signatory operator no longer in business" was not permitted under the Coal Act. This decision resulted in a reduction to the estimate of the number of beneficiaries assigned to Bellaire. Changes to the Company's estimate of (i) the number of beneficiaries as a result of these court decisions, (ii) future medical inflation rates and (iii) the amount that will be required to be paid to UMWA for premium payments related to late assignments for the period 1993 through 2002, resulted in an extraordinary charge of $7.2 million, net of $3.9 million of tax, to increase the estimated obligation to UMWA at December 31, 2002.

Also in 2000, Bellaire recognized a $5.6 million increase to its closed mine reserves, with a corresponding decrease in other income (expense), net, related primarily to Black Lung and other retiree medical benefits, and to environmental obligations arising from former Eastern U.S. underground mining operations. See additional discussion in Note 3 to the Consolidated Financial Statements.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
NACCO INDUSTRIES, INC. AND SUBSIDIARIES
(Tabular Amounts in Millions, Except Per Share, Unit, Store and Percentage Data)

The parent company charges fees to its operating subsidiaries for services provided by the corporate headquarters. These services represent most of the parent company's operating expenses. The classification in the statement of operations by the segments, however, changed in the first quarter of 2002 to reflect a portion of the fees in selling, general and administrative expenses and a portion of the fees in other-net, as directed by the parent company for purposes of internal analysis. Following is a table for comparison of parent company fees for the year ended December 31:

	2002	2001	2000
NACCO fees included in selling, general and administrative expenses			
NMHG Wholesale	$ 4.7	$ ---	$ ---
Housewares	1.9	---	---
NACoal	.7	---	---
	$ 7.3	$ ---	$ ---
NACCO fees included in other-net, income (expense)			
NMHG Wholesale	$ 2.3	$ 6.8	$ 6.6
Housewares	.9	2.6	2.5
NACoal	.4	1.1	1.0
	$ 3.6	$ 10.5	$ 10.1
Total NACCO fees charged to segments			
NMHG Wholesale	$ 7.0	$ 6.8	$ 6.6
Housewares	2.8	2.6	2.5
NACoal	1.1	1.1	1.0
	$ 10.9	$ 10.5	$ 10.1

LIQUIDITY AND CAPITAL RESOURCES

Although NACCO's subsidiaries have entered into substantial borrowing agreements, NACCO has not guaranteed any borrowings of its subsidiaries.

The borrowing agreements at NACoal, NMHG and Housewares allow for the payment to NACCO of dividends and advances under certain circumstances. Dividends, advances and management fees from its subsidiaries are the primary sources of cash for NACCO.

The Company believes that funds available under credit facilities, anticipated funds generated from operations and the utility customers' funding of the project mining subsidiaries are sufficient to finance all of its scheduled principal repayments, operating needs and commitments arising during the foreseeable future.

NACCO's consolidated capital structure is presented below:

	December 31	
	2002	2001
Total net tangible assets	$ 570.8	$ 676.2
Coal supply agreements and other intangibles, net	85.0	85.2
Goodwill at cost	609.0	614.7
Net assets before amortization of intangibles	1,264.8	1,376.1
Accumulated amortization of intangibles	(181.6)	(186.8)
Total debt, excluding current and long-term portion of obligations of project mining subsidiaries	(474.7)	(614.7)
Closed mine obligations (Bellaire), including UMWA, net-of-tax	(48.0)	(41.9)
Minority interest	(1.1)	(3.4)
Stockholders' equity	$ 559.4	$ 529.3
Debt to total capitalization	46%	54%

(Tabular Amounts in Millions, Except Per Share, Unit, Store and Percentage Data)

RECENTLY ISSUED ACCOUNTING STANDARDS

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 provides accounting requirements for retirement obligations associated with tangible long-lived assets, including: (i) the timing of liability recognition; (ii) initial measurement of the liability; (iii) allocation of asset retirement cost to expense; (iv) subsequent measurement of the liability; and (v) financial statement disclosures. SFAS No. 143 requires that an asset's retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. This standard becomes effective for fiscal years beginning after June 15, 2002. The Company will adopt the Statement effective January 1, 2003. The transition adjustment resulting from the adoption of SFAS No. 143 will be reported as a cumulative effect of a change in accounting principle. Although the adoption of this Statement is not expected to have a material affect on the results of operations in 2003, the balance sheet is expected to change significantly in 2003 due to both an increase in the asset and the liability related to mine-closing costs at NACoal. Furthermore, future operating results are expected to be reduced as a result of the depreciation of the asset related to mine-closing costs and due to the annual accretion of the discounted liability.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 requires gains and losses on extinguishments of debt to be reclassified as income or loss from continuing operations rather than as extraordinary items as previously required by SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt." SFAS No. 145 also amends SFAS No. 13 to require certain modifications to capital leases to be treated as sale-leaseback transactions and modifies the accounting for subleases when the original lessee remains a secondary obligor, or guarantor. SFAS No.145 also rescinded SFAS No. 44, which addressed the accounting for intangible assets of motor carriers and made numerous technical corrections.

The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 are effective for fiscal years beginning after May 15, 2002, with restatement of prior periods for any gain or loss on the extinguishment of debt that was classified as an extraordinary item in prior periods, as necessary. The remaining provisions of SFAS No. 145 are effective for transactions and reporting subsequent to May 15, 2002. The adoption of SFAS No. 145 did not have a material impact to the Company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 requires that liabilities for one-time termination benefits that will be incurred over future service periods should be measured at the fair value as of the termination date and recognized over the future service period. This Statement also requires that liabilities associated with disposal activities should be recorded when incurred. These liabilities should be adjusted for subsequent changes resulting from revisions to either the timing or amount of estimated cash flows, discounted at the original credit-adjusted risk-free rate. Interest on the liability would be accreted and charged to expense as an operating item. Subsequent to its adoption, the new Statement may effect the periods in which costs are recognized for workforce reductions or facility closures, although the ultimate amount of costs recognized will be the same as per current accounting guidance.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires guarantors to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee for those guarantees initiated or modified after December 31, 2002. However, certain guarantees, including product warranties and guarantees between parties under common control (i.e., parent and subsidiary), are not required to be recognized at fair value at inception. FIN No. 45 also requires additional disclosures of guarantees, including product warranties and guarantees between parties under common control, beginning with interim or annual periods ending after December 15, 2002. Guarantees initiated prior to December 31, 2002 are not recognized as a liability measured at fair value per this Interpretation, but are subject to the disclosure requirements. The Company has made the required disclosures in the Consolidated Financial Statements. As required, the Company will recognize guarantees included within the scope of this Interpretation and initiated after December 31, 2002 as liabilities measured at fair value. Although the impact of this Interpretation is dependent upon the level of guarantees issued by the Company in the future and the future market volatility on which the fair value of those guarantees would be based, the Company does not expect the adoption of the fair value provisions of this Interpretation to have a material impact on the Company's financial position or results of operations.

In November 2002, the Emerging Issues Task Force reached a consensus on Issue 00-21 ("EITF 00-21"), "Accounting for Revenue Arrangements with Multiple Deliverables." EITF 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus will be applicable to agreements entered into in fiscal years beginning after June 15, 2003 with early adoption permitted. Additionally, companies will be permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes." In accordance with the model developed by the Task Force, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Revenue is then allocated to the separate units based on either the relative fair value method or the

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NACCO Industries, Inc.

By: /s/ Kenneth C. Schilling
Kenneth C. Schilling
Vice President and Controller
(principal financial
and accounting officer)

March 27, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Alfred M. Rankin, Jr. Alfred M. Rankin, Jr.	Chairman, President and Chief Executive Officer (principal executive officer), Director	March 27, 2003
/s/ Kenneth C. Schilling Kenneth C. Schilling	Vice President and Controller (principal financial and accounting officer)	March 27, 2003
* Owsley Brown II Owsley Brown II	Director	March 27, 2003
* Robert M. Gates Robert M. Gates	Director	March 27, 2003
* Leon J. Hendrix, Jr. Leon J. Hendrix, Jr.	Director	March 27, 2003
* David H. Hoag David H. Hoag	Director	March 27, 2003
* Dennis W. LaBarre Dennis W. LaBarre	Director	March 27, 2003
* Richard de J. Osborne Richard de J. Osborne	Director	March 27, 2003
* Ian M. Ross Ian M. Ross	Director	March 27, 2003
* Michael E. Shannon Michael E. Shannon	Director	March 27, 2003
* Britton T. Taplin Britton T. Taplin	Director	March 27, 2003
* David F. Taplin David F. Taplin	Director	March 27, 2003
* John F. Turben John F. Turben	Director	March 27, 2003

*Kenneth C. Schilling, by signing his name hereto, does hereby sign this Annual Report on Form 10-K on behalf of each of the above named and designated directors of the Company pursuant to a Power of Attorney executed by such persons and filed with the Securities and Exchange Commission.

/s/ Kenneth C. Schilling Kenneth C. Schilling, Attorney-in-Fact	March 27, 2003

[This Page Intentionally Left Blank]

ANNUAL REPORT ON FORM 10-K

ITEM 8, ITEM 15(a)(1) AND (2), AND ITEM 15(d)

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

FINANCIAL STATEMENTS

FINANCIAL STATEMENT SCHEDULES

YEAR ENDED DECEMBER 31, 2002

NACCO INDUSTRIES, INC.

MAYFIELD HEIGHTS, OHIO

FORM 10-K

ITEM 15(a)(1) AND (2)

NACCO INDUSTRIES, INC. AND SUBSIDIARIES

LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements of NACCO Industries, Inc. and Subsidiaries are incorporated by reference in Item 8:

Report of Ernst & Young, Independent Auditors--Year ended December 31, 2002.

Report of Arthur Andersen, Independent Public Accountants--Year ended December 31, 2001 and 2000.

Consolidated Statements of Operations and Comprehensive Income (Loss)--Year ended December 31, 2002, 2001 and 2000.

Consolidated Balance Sheets--December 31, 2002 and December 31, 2001.

Consolidated Statements of Cash Flows--Year ended December 31, 2002, 2001 and 2000.

Consolidated Statements of Stockholders' Equity--Year ended December 31, 2002, 2001 and 2000.

Notes to Consolidated Financial Statements.

NACCO Industries, Inc. Report of Management.

The following consolidated financial statement schedules of NACCO Industries, Inc. and Subsidiaries are included in Item 15(d):

Schedule I -- Condensed Financial Information of the Parent
Schedule II -- Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of NACCO Industries, Inc.

We have audited the accompanying Consolidated Balance Sheet of NACCO Industries, Inc. and Subsidiaries (collectively "the Company") as of December 31, 2002, and the related Consolidated Statements of Operations and Comprehensive Income (Loss), Stockholders' Equity and Cash Flows for the year then ended. Our audit also included the financial statement schedules for the year ended December 31, 2002 listed in Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit. The Consolidated Financial Statements and schedules of the Company as of December 31, 2001, and for each of the years in the two year period ended December 31, 2001, were audited by other auditors, who have ceased operations and whose report dated February 12, 2002 expressed an unqualified opinion before the additional disclosures described below and in Note 9.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NACCO Industries, Inc. and Subsidiaries at December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the financial statement schedules for the year ended December 31, 2002, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As explained in Note 2 and Note 9 to the Consolidated Financial Statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142").

As discussed above, the consolidated financial statements of the Company as of December 31, 2001, and for each of the years in the two year period ended December 31, 2001, were audited by other auditors who have ceased operations. However, the Company has added certain disclosures to those financial statements to comply with the adoption requirements of new accounting pronouncements. As described in Note 9, the 2001 and 2000 consolidated financial statements have been revised to include the transitional and other disclosures required by SFAS No. 142, which was adopted by the Company effective January 1, 2002. Our audit procedures with respect to the disclosures in Note 9 relating to 2001 and 2000 included (a) agreeing the previously reported income (loss) before extraordinary gain (loss) and cumulative effect of accounting changes, reported net income (loss), and the related earnings (loss) per share amounts to the previously issued consolidated financial statements and the adjustments to these amounts representing amortization expense (including any related tax effects) recognized in those periods related to goodwill as a result of initially applying SFAS No. 142 to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of reported income (loss) before extraordinary gain (loss) and cumulative effect of accounting changes, reported net income (loss) and reported earnings (loss) per share to adjusted income (loss) before extraordinary gain (loss) and cumulative effect of accounting changes, adjusted net income (loss), and the related earnings (loss) per share amounts, respectively. Additionally, our procedures with respect to the disclosures in Note 9 regarding 2001 included (a) agreeing the gross carrying amount and accumulated amortization of coal supply agreements to the Company's underlying records obtained from management, (b) testing the mathematical accuracy of the reconciliation of coal supply agreements to the 2001 Consolidated Balance Sheet and (c) agreeing 2001 amortization expense for coal supply agreements to the Company's underlying records obtained from management. In our opinion, the disclosures for 2001 in Note 9 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio,
February 11, 2003

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
NACCO INDUSTRIES, INC. AND SUBSIDIARIES

	Year Ended December 31		
	2002	2001	2000
	(In millions, except per share data)		
Class A Common Stock			
Beginning balance	$ 6.5	$ 6.5	$ 6.5
Shares issued under stock compensation plans	.1	---	---
	6.6	6.5	6.5
Class B Common Stock	1.6	1.6	1.6
Capital in Excess of Par Value			
Beginning balance	4.7	3.6	2.7
Shares issued under stock compensation plans	.2	1.1	.9
	4.9	4.7	3.6
Retained Earnings			
Beginning balance	571.3	614.9	554.4
Net income (loss)	42.4	(36.0)	67.7
Cash dividends on Class A and Class B common stock:			
2002: $0.970 per share	(8.0)	---	---
2001: $0.930 per share	—	(7.6)	---
2000: $0.890 per share	—	---	(7.2)
	605.7	571.3	614.9
Accumulated Other Comprehensive Income (Loss)			
Beginning balance	(54.8)	(20.2)	(3.0)
Foreign currency translation adjustment	16.6	(9.4)	(15.8)
Cumulative effect of change in accounting for derivatives and hedging	3.4	(3.4)	---
Reclassification from cumulative effect of change in accounting for derivatives and hedging to deferred loss on cash flow hedging	(3.4)	---	---
Reclassification of hedging activity into earnings	6.2	2.6	---
Current period cash flow hedge activity	(7.7)	(11.0)	---
Minimum pension liability adjustment	(19.7)	(13.4)	(1.4)
	(59.4)	(54.8)	(20.2)
Total Stockholders' Equity	$ 559.4	$ 529.3	$ 606.4

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NACCO INDUSTRIES, INC. AND SUBSIDIARIES
(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NOTE 1--Principles of Consolidation and Nature of Operations

The Consolidated Financial Statements include the accounts of NACCO Industries, Inc. ("NACCO," the parent company) and its wholly owned subsidiaries (NACCO Industries, Inc. and Subsidiaries -- the "Company"). Intercompany accounts and transactions are eliminated. The Company's subsidiaries operate in three principal industries: lignite mining, lift trucks and housewares. The Company manages its subsidiaries primarily by industry; however, the Company manages its lift truck operations as two reportable segments: wholesale manufacturing and retail distribution.

The North American Coal Corporation ("NACoal") mines and markets lignite primarily as fuel for power generation by electric utilities. NMHG Holding Co., through its wholly owned subsidiaries, NACCO Materials Handling Group, Inc. ("NMHG Wholesale") and NMHG Distribution Co. ("NMHG Retail") (collectively "NMHG"), designs, engineers, manufactures, sells, services and leases a full line of lift trucks and service parts marketed worldwide under the Hyster® and Yale® brand names. NMHG Wholesale includes the manufacture and sale of lift trucks and related service parts, primarily to independent and wholly owned Hyster and Yale retail dealerships. NMHG Retail includes the sale, leasing and service of Hyster and Yale lift trucks and related service parts by wholly owned retail dealerships and rental companies. The sale of service parts represents approximately 18%, 18% and 17% of the total NMHG revenues as reported for 2002, 2001 and 2000, respectively. NACCO Housewares Group ("Housewares") consists of Hamilton Beach•Proctor-Silex, Inc. ("HB•PS"), a leading manufacturer, marketer and distributor of small electric motor and heat-driven household appliances as well as commercial products for restaurants, bars and hotels, and The Kitchen Collection, Inc. ("KCI"), a national specialty retailer of brand-name kitchenware, small electrical appliances and related accessories.

During the period of ownership, the Company applied the equity method of accounting for NMHG's 25% ownership in QFS Holdings (Queensland) Pty Limited ("QFS"), a forklift parts depot located in Australia, which was purchased in May 2000 and sold in December 2002. Investments in Sumitomo NACCO Materials Handling Company, Ltd. ("SN"), a 50% owned joint venture, and NMHG Financial Services, Inc. ("NFS"), a 20% owned joint venture, are also accounted for by the equity method. SN operates manufacturing facilities in Japan and the Philippines from which NMHG purchases certain components and internal combustion engine and electric forklift trucks. Sumitomo Heavy Industries, Inc. owns the remaining 50% interest in SN. Each shareholder of SN is entitled to appoint directors representing 50% of SN's board of directors. All matters related to policies and programs of operation, manufacturing and sales activities require mutual agreement between the Company and Sumitomo Heavy Industries, Inc. prior to a vote of SN's board of directors. NFS is a joint venture with GE Capital Corporation, formed primarily for the purpose of providing financial services to independent and wholly owned Hyster and Yale lift truck dealers and national account customers in the United States. The Company's percentage share of the net income or loss from its equity investments is reported on the line Income (loss) from unconsolidated affiliates in the Other income (expense) portion of the Consolidated Statements of Operations and Comprehensive Income (Loss).

NOTE 2--Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities (if any) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents include cash in banks and highly liquid investments with original maturities of three months or less.

Accounts Receivable, Net of Allowances: Allowances are maintained against accounts receivable for doubtful accounts, product returns and product discounts. Allowances for doubtful accounts are maintained for estimated losses resulting from the inability of customers to make required payments. These allowances are based on both recent trends of certain customers estimated to be a greater credit risk as well as general trends of the entire customer pool. See also the Company's revenue recognition policy regarding allowances for product returns and product discounts.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

The changes to the Company's restructuring accruals are as follows:

	Severance	Asset Impairment	Lease Impairment	Curtailment Losses – Pension and Other Post-Retirement Benefits	Other	Total
NMHG Wholesale						
Balance at December 31, 1999	$ ---	$ ---	$ ---	$ ---	$ ---	$ ---
Provision	4.0	2.2	---	7.6	.1	13.9
Payments	---	---	---	---	---	---
Balance at December 31, 2000	4.0	2.2	---	7.6	.1	13.9
Provision (reversal), net	4.2	---	---	---	(.1)	4.1
Payments/assets disposed	(2.9)	(2.2)	---	---	---	(5.1)
Balance at December 31, 2001	5.3	---	---	7.6	---	12.9
Foreign currency effect	.6	---	---	---	---	.6
Provision (reversal), net	7.6	3.8	---	---	0.9	12.3
Payments	(4.2)	---	---	---	---	(4.2)
Balance at December 31, 2002	**$ 9.3**	**$ 3.8**	**$ —**	**$ 7.6**	**$ 0.9**	**$ 21.6**
NMHG Retail						
Balance at December 31, 2000	$ ---	$ ---	$ ---	$ ---	$ ---	$ ---
Provision	4.3	---	.4	---	---	4.7
Payments	(.4)	---	---	---	---	(.4)
Balance at December 31, 2001	3.9	---	.4	---	---	4.3
Foreign currency effect	.1	---	---	---	---	.1
Payments	(2.5)	---	(.3)	---	---	(2.8)
Balance at December 31, 2002	**$ 1.5**	**$ —**	**$ .1**	**$ ---**	**$ ---**	**$ 1.6**
Housewares						
Balance at December 31, 1999	$ 2.7	$ ---	$ ---	$ ---	$ ---	$ 2.7
Provision	.5	1.2	---	---	---	1.7
Payments	(2.5)	---	---	---	---	(2.5)
Balance at December 31, 2000	.7	1.2	---	---	---	1.9
Provision	3.7	5.0	3.3	---	.7	12.7
Payments	(1.0)	(1.2)	---	---	---	(2.2)
Balance at December 31, 2001	3.4	5.0	3.3	---	.7	12.4
Payments/assets disposed	(3.4)	(5.0)	(2.1)	---	(.3)	(10.8)
Balance at December 31, 2002	**$ —**	**$ ---**	**$ 1.2**	**$ —**	**$ .4**	**$ 1.6**

Other Transactions

NACoal: In 2002, NACoal recognized a charge of $3.0 million, included in selling, general and administrative expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss), for the write-off of previously capitalized development costs and other assets acquired for a domestic mine development project. In 2002, NACoal determined that it would cease development of this project. In 2000, NACoal recognized a charge of $2.4 million, included in selling, general and administrative expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss), for the write-off of previously capitalized development costs incurred for a power plant and mine development project in Turkey. In 2000, NACoal determined that it would cease development of this project.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NMHG: In 2001, NMHG recognized income of $8.0 million classified in other income (expense) in the Consolidated Statements of Operations and Comprehensive Income (Loss) resulting from the receipt of insurance proceeds relating to flood damage in September 2000 at NMHG's Sumitomo-NACCO joint venture in Japan.

NACCO & Other: In addition to the extraordinary loss recognized in 2002 and the extraordinary gain recognized in 2000, as described in Note 4, Bellaire Corporation ("Bellaire," a wholly owned non-operating subsidiary of NACCO) recognized charges in 2002, 2001 and 2000 of $1.3 million, $1.3 million and $5.6 million, respectively, included in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) as closed mine obligations, which is part of other income (expense). These charges relate primarily to an increase in liabilities for Black Lung and other retiree medical benefits, and to environmental obligations arising from former Eastern U.S. underground mining operations. The Company periodically reviews its assumptions used to estimate these reserves. Revisions made to the Company's estimate of environmental clean-up costs, mortality tables used for Black Lung liabilities, discount rates and changes in the expected health care costs resulted in an increase to the estimated reserve for these obligations. See also Note 4 and Note 14.

NOTE 4--Extraordinary Gain (Loss)

The extraordinary gain of $29.9 million recognized in 2000, net of $16.1 million in taxes, relates to a reduction in the accrual for obligations to UMWA. The obligation to UMWA was initially recognized by Bellaire as an extraordinary charge in 1992 to accrue for the estimated costs associated with the Coal Act, which is discussed in more detail in Note 14. In 2000, the U.S. Court of Appeals for the Sixth Circuit upheld an Opinion by the U.S. District Court in Columbus, Ohio, which ruled that late assignments of beneficiaries made to Bellaire were not allowed as a matter of law. As a result of this event and changes to certain other assumptions, such as the number of beneficiaries and expected health care costs, an extraordinary gain of $29.9 million was recognized in 2000, net of $16.1 million in taxes for the reduction in the estimated obligation to UMWA as of December 31, 2000.

During 2002, the U.S. Supreme Court decided to review circuit court rulings whose decisions in matters relating to the Coal Act were in conflict. The U.S. Court of Appeals for the Sixth Circuit ruled that the late assignments of beneficiaries made by the Social Security Administration ("SSA") were invalid; while the U.S. Court of Appeals for the Fourth Circuit ruled that the SSA's late assignments of beneficiaries were valid.

On January 15, 2003, the U.S. Supreme Court decided that the SSA's late assignments of beneficiaries, made after October 1, 1993, are valid despite their untimeliness. As a result, the Company increased its estimate of the number of beneficiaries assigned to Bellaire. However, the effect of the assignment of additional beneficiaries from this decision is offset somewhat by a favorable decision from the U.S. Supreme Court in 2002 that assignment of certain retired coal miners to companies defined as "successors in interest to a signatory operator no longer in business" was not permitted under the Coal Act. This decision resulted in a reduction to the estimate of the number of beneficiaries assigned to Bellaire. Changes to the Company's estimate of (i) the number of beneficiaries as a result of these court decisions, (ii) future medical inflation rates and (iii) the amount that will be required to be paid to UMWA for premium payments related to late assignments for the period 1993 through 2002, resulted in an extraordinary charge of $7.2 million, net of $3.9 million of tax, to increase the estimated obligation to UMWA at December 31, 2002.

Management believes that the estimated future cost of this obligation has been adequately accrued. See also Note 3 for a discussion of changes to other closed mine reserves.

NOTE 5--Acquisitions and Dispositions

NACoal: On October 11, 2000, NACoal acquired certain assets from Phillips Coal Company, including its 75% joint venture interest in Mississippi Lignite Mining Company ("MLMC"), its 50% joint venture interest in Red River Mining Company ("Red River"), the related lignite reserves under committed contracts at MLMC and Red River and 560 million tons of undeveloped lignite reserves in Texas, Mississippi and Tennessee. The purchase price for the assets acquired was $128.7 million and was financed with a five-year, $175.0 million credit facility that included a $60.0 million revolving line of credit and a $115.0 million term loan. As a result of the acquisition, NACoal owns 100% of both MLMC and Red River.

The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations for the fully consolidated businesses acquired are included in the accompanying financial statements beginning on October 11, 2000. The purchase price allocation, based on independent third-party appraisals, resulted in the allocation of $85.8 million to the value of the existing long-term coal supply agreements with the customers ("coal supply agreements"). These identifiable intangible assets are amortized over units of production based on the estimated recoverable tonnages at each respective mine. No goodwill was recognized as a result of this transaction.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NOTE 10--Current and Long-term Financing

Financing arrangements are obtained and maintained at the subsidiary level. NACCO has not guaranteed any borrowings of its subsidiaries.

The following table summarizes the Company's available and outstanding borrowings under revolving credit agreements and long-term debt, excluding obligations of project mining subsidiaries. See Note 12 for a discussion of obligations of the project mining subsidiaries.

	December 31 2002	December 31 2001
Total outstanding borrowings:		
Revolving credit agreements:		
NACoal	$ **6.9**	$ 31.0
NMHG	**31.3**	301.2
Housewares	**57.6**	103.5
	95.8	435.7
Capital lease obligations and other term loans:		
NACoal	**85.1**	125.5
NMHG	**46.4**	53.2
Housewares	**.3**	.3
	131.8	179.0
Senior Notes – NMHG	**247.1**	---
Total debt outstanding	$ **474.7**	$ 614.7
Current portion of borrowings outstanding:		
NACoal	$ **16.9**	$ 16.4
NMHG	**51.3**	326.7
Housewares	**---**	23.5
	$ **68.2**	$ 366.6
Long-term portion of borrowings outstanding:		
NACoal	$ **75.1**	$ 140.1
NMHG	**273.5**	27.7
Housewares	**57.9**	80.3
	$ **406.5**	$ 248.1

	December 31 2002	December 31 2001
Total available borrowings, net of limitations, under revolving credit agreements:		
NACoal	$ **60.0**	$ 60.0
NMHG	**155.6**	450.5
Housewares	**96.5**	188.7
	$ **312.1**	$ 699.2
Unused revolving credit agreements:		
NACoal	$ **53.1**	$ 29.0
NMHG	**124.3**	149.3
Housewares	**38.9**	85.2
	$ **216.3**	$ 263.5
Weighted average stated interest rate on total borrowings:		
NACoal	**3.8%**	4.3%
NMHG	**9.2%**	2.8%
Housewares	**4.4%**	2.6%
Weighted average effective interest rate on total borrowings (including interest rate swap agreements):		
NACoal	**6.2%**	6.2%
NMHG	**9.2%**	5.8%
Housewares	**7.2%**	5.7%